      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1996



                                                       REGISTRATION NO. 333-3790

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 1 TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                    CENTRAL FINANCIAL ACCEPTANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          6141                         95-4574983
 (STATE OR OTHER JURISDICTION        (PRIMARY INDUSTRIAL               (I.R.S. EMPLOYER
     OF INCORPORATION OR                CLASSIFICATION              IDENTIFICATION NUMBER)
         ORGANIZATION)                   CODE NUMBER)

                            5480 EAST FERGUSON DRIVE
                           COMMERCE, CALIFORNIA 90022
                                 (213) 720-8600
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 GARY M. CYPRES
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            5480 EAST FERGUSON DRIVE
                           COMMERCE, CALIFORNIA 90022
                                 (213) 720-8600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:

          MICHAEL M. UMANSKY, ESQ.                     WILLIAM T. QUICKSILVER, ESQ.
          STROOCK & STROOCK & LAVAN                   MANATT, PHELPS & PHILLIPS, LLP
           2029 CENTURY PARK EAST                       11355 W. OLYMPIC BOULEVARD
        LOS ANGELES, CALIFORNIA 90067                  LOS ANGELES, CALIFORNIA 90064
               (310) 556-5800                                 (310) 312-4000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/


                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

                BETWEEN ITEMS OF FORM S-1 AND FORM OF PROSPECTUS
                    (PURSUANT TO THE SECURITIES ACT OF 1933)


                    FORM S-1 ITEM                               PROSPECTUS HEADING
                    -------------                               ------------------
  1.   Forepart of the Registration Statement
         and Outside Front Cover Page of
         Prospectus............................   Outside Front Cover Page
  2.   Inside Front and Outside Back Cover
         Pages of Prospectus...................   Inside Front Cover Page and Outside Back Cover
                                                    Page
  3.   Summary Information, Risk Factors and
         Ratio of Earnings to Fixed Charges....   Prospectus Summary; Risk Factors; Use of
                                                    Proceeds
  4.   Use of Proceeds.........................   Prospectus Summary; Use of Proceeds
  5.   Determination of Offering Price.........   Outside Front Cover Page; Risk Factors;
                                                    Underwriting
  6.   Dilution................................   Risk Factors; Dilution
  7.   Selling Security Holders................   Not Applicable
  8.   Plan of Distribution....................   Outside and Inside Front Cover Pages;
                                                    Underwriting
  9.   Description of Securities to be
         Registered............................   Description of Capital Stock
 10.   Interests of Named Experts and
         Counsel...............................   Not Applicable
 11.   Information with Respect to the
         Registrant............................   Outside Front Cover Page; Prospectus Summary;
                                                    The Company; Risk Factors; The Reorganization
                                                    and Certain Relationships and Agreements
                                                    Among the Company, Banner, Holdings and
                                                    Other Affiliates; Dividend Policy; Selected
                                                    Financial Data; Supplemental Financial Data;
                                                    Management's Discussion and Analysis of
                                                    Financial Condition and Results of
                                                    Operations; Business; Management; Principal
                                                    Shareholders; Description of Capital Stock;
                                                    Consolidated Financial Statements
 12.   Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities...........................   The Reorganization and Certain Relationships
                                                    and Agreements among the Company, Banner,
                                                    Holdings and Other Affiliates

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JUNE 4, 1996



                                1,850,000 SHARES



                                     [LOGO]


                        FINANCIAL ACCEPTANCE CORPORATION

                                  COMMON STOCK


     All of the shares of Common Stock, $0.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Central Financial Acceptance Corporation (the "Company"). Prior to this Offering, there has been no public market for the Common Stock. The Company was formed in April 1996 to consummate the Reorganization. See "The Reorganization and Certain Relationships and Agreements among the Company, Banner, Holdings and Other Affiliates." It is currently anticipated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CFAC" subject to official notice of issuance.



     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                                Price to        Underwriting       Proceeds to
                                 Public          Discount(1)       Company(2)
- --------------------------------------------------------------------------------
Per Share...................       $               $                 $
Total(3)....................    $               $                 $
================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.


(2) Before deducting expenses payable by the Company estimated at $800,000.



(3) The Company has granted the Underwriters a 30-day option to purchase up to 277,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $           , Underwriting Discount will total
    $           and Proceeds to Company will total $           . See
    "Underwriting."


     The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of
Montgomery Securities on or about              , 1996.

                            ------------------------

                             MONTGOMERY SECURITIES

                                           , 1996

                            ------------------------

     The Company intends to furnish its shareholders with annual reports containing audited consolidated financial statements each fiscal year.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. For purposes of this Prospectus, unless otherwise indicated or the context otherwise requires, (i) the "Company" refers to Central Financial Acceptance Corporation, its predecessors and its wholly-owned subsidiaries, and (ii) the information herein (a) assumes that the Company has been in existence and the Reorganization (as defined below) was consummated concurrently with the 1991 Acquisition (as defined below) and (b) assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY


     The Company is a specialized consumer finance company that primarily serves the financing needs of the rapidly growing Hispanic segment of the population that cannot secure credit through traditional lending sources. The Company's customers are primarily low income Hispanics, a market the Company believes is underserved. The Company (i) purchases and services consumer finance receivables generated by the Company's customers for purchases of high quality brand name consumer products, appliances and furniture sold by Banner's Central Electric, Inc. ("Banner"), (ii) originates and services consumer finance receivables generated by the Company's customers for purchases of used automobiles and airline tickets sold by the Company, and (iii) provides other financial services to its customers such as small loans. During its 40 years of operation, the Company believes it has established customer loyalty by, among other things, granting credit on terms comparable to those charged by the Company's competitors. While the Company operates primarily in greater Los Angeles, the Company's objective is to become the leading provider of consumer credit and other financial services to the low income Hispanic population in urban areas in California and throughout the United States. Because the Company's customers are primarily low-income consumers, the Company is more susceptible to the risk that its customers will not be able to satisfy their repayment obligations than are less specialized consumer finance companies.



     Since 1950 Hispanics have been the fastest growing minority group in the United States, increasing from 4 million in 1950 to approximately 27 million in 1996, a compound annual growth rate of 4.3%, and, according to the 1996 U.S. Bureau of the Census Current Population Report (the "1996 Report"), this trend is expected to continue. The 1996 Report projects that the Hispanic population will total 36 million by 2005 and will double its 1995 size to almost 53 million by 2020. Based upon United States Census Bureau data, the Center for Continuing Study of the California Economy states in its 1995 report (the "CCSCE Report") that California is home to the largest Hispanic population in the United States and that this population is estimated to grow from 9.4 million in 1995 to 13 million by 2005 and to 15 million by 2010, at which time it will comprise over 36% of California's total population.



     Recognizing these demographic trends, in 1991 current management acquired the operations of Banner (the "1991 Acquisition") through Banner Holdings, Inc. ("Holdings"), the sole shareholder of Banner. At the time of the 1991 Acquisition, Banner operated a retail business and a consumer credit business at a single location in downtown Los Angeles. The retail business consisted of the sale of consumer products, appliances and furniture, while the consumer credit business offered Banner's customers financing and related credit insurance for the merchandise it sold. Holdings' strategy since the 1991 Acquisition has been to identify new financial products and services that Holdings believes could be introduced successfully to the low income Hispanic population in urban areas in California and throughout the United States. Since 1991, Holdings has grown primarily as a result of the introduction of such financial products and services and increased pricing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Segment Data -- Analysis of Changes in Net Interest Income." Holdings' most significant growth has occurred as a result of the introduction of unsecured small loans in the fourth quarter of 1992, a product which the Company believes offers significant growth potential. At March 31, 1996, Holdings had 59,000 small loan accounts outstanding compared to 55,000, 26,000 and 11,000 at December 31, 1995, 1994 and 1993, respectively. In 1995, Holdings also began offering company-financed sales of used automobiles and airline tickets. In addition, since 1991, Holdings has expanded Banner's retail business to six retail stores in greater Los Angeles and one store in San Francisco. At March 31, 1996, the net carrying value of the Company's receivable portfolio was $89.9 million, consisting of $51.6 million in the portfolio of consumer product contracts (the

"Consumer Product Portfolio"), $30.0 million in the portfolio of loan contracts (the "Small Loan Portfolio"), $5.3 million in the portfolio of automobile finance contracts (the "Automobile Finance Portfolio") and $3.0 million in the portfolio of travel finance contracts (the "Travel Finance Portfolio").



     As a result of completing the initial steps of its business strategy, total revenues and interest income from October 31, 1992 to December 31, 1995 have grown at an annual rate of 87.4% and 73.7%, respectively, while net income has grown at an annual rate of 149.4% during the same period.



     Because each of Holdings' businesses have different performance characteristics and future prospects, Holdings created the Company as a subsidiary of Banner to enable the businesses to pursue independent growth strategies (the "Reorganization"). Pursuant to a Reorganization Agreement, Holdings contributed to Banner its investments in its subsidiaries that operate the small loan, used automobile, travel, and related businesses (the "Holdings Subsidiaries"), and Banner contributed to the Company its investments in the Holdings Subsidiaries and in its subsidiary that holds the Consumer Product Portfolio (collectively, the "Subsidiaries"). Banner retained the operations of its retail business and certain other assets and liabilities. Pursuant to a Financing Agreement, Banner granted the Company, at the Company's option, for a period of 15 years from the Reorganization, the exclusive right to purchase consumer finance receivables originated by Banner for merchandise sold at Banner locations, or to directly originate such receivables. Pursuant to an Option Agreement, Holdings granted the Company an option to purchase, payable in cash or Common Stock, all of the outstanding capital stock of Banner for a period of two years beginning one year from the Reorganization at a purchase price equal to Banner's net book value. The Company, Banner and Holdings entered into an Operating Agreement pursuant to which Holdings and its wholly-owned subsidiaries agreed, until the earlier of December 31, 2002 or the date on which Holdings ceases to own 25% of the outstanding voting stock of the Company, not to compete with the Company in connection with the financing of consumer products, travel products, small loans, automobiles or insurance. The Operating Agreement also provides that Banner, Holdings or their affiliates will provide to the Company certain services, including accounting, management information systems, employee benefits, legal, insurance, purchasing and advertising. Except for management information services, such services may be terminated upon one-year's prior written notice by any party. See "The Reorganization and Certain Relationships and Agreements among the Company, Banner, Holdings and Other Affiliates."



     To continue its growth, the Company intends to (i) open additional finance centers through which it can offer small loans, airline tickets and other financial products and services the Company may introduce in the future, (ii) open additional used automobiles locations, (iii) introduce an expanded range of financial products and services available to all segments of the population but which will be tailored to meet the needs of the low income Hispanic population,
(iv) expand the Company's unaffiliated retailer installment finance business, and (v) selectively acquire existing businesses that the Company believes will complement or expand its current offering of financial products and services. See "-- Recent Developments."



                              RECENT DEVELOPMENTS



     In May 1996, the Company acquired the business of and assumed the leasehold interests to six travel locations in greater Los Angeles. In addition, in June 1996, the Company acquired the business of and assumed the leasehold interests to 19 travel locations with 14 locations in greater Los Angeles, two locations in Chicago and one location each in Dallas, Las Vegas and San Diego. Although such transactions are not material from a financial point of view, the Company believes each new location will provide the Company with an additional center through which it can offer its financial products and services, including travel finance, small loans, and the financing of automobile insurance premiums, which the Company anticipates offering to its customers beginning in July 1996.



     In April 1996, the Company opened its second automobile sales facility in greater Los Angeles.


     The Company's principal executive offices are located at 5480 Ferguson Drive, Commerce, California, 90022, and its telephone number is (213) 720-8600.

                                  THE OFFERING



Common Stock offered hereby..................  1,850,000 shares
Common Stock to be outstanding
  after the Offering.........................  7,000,000 shares
Use of Proceeds..............................  The net proceeds of the Offering will be used for repayment of indebtedness, working
                                                 capital, general corporate purposes and the
                                                 expansion of the Company's business,
                                                 including possible future acquisitions. See
                                                 "Use of Proceeds."
Nasdaq National Market Symbol................  "CFAC"


                 SUMMARY SELECTED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                        TWO
                                                                       MONTHS                                    THREE MONTHS
                                           YEARS ENDED                 ENDED            YEARS ENDED                  ENDED
                                           OCTOBER 31,                DEC. 31,          DECEMBER 31,               MARCH 31,
                              -------------------------------------   --------   ---------------------------   -----------------
                              1991(1)    1992      1993      1994       1994      1993      1994      1995      1995      1996
                              -------   -------   -------   -------   --------   -------   -------   -------   -------   -------
STATEMENTS OF INCOME DATA:
Revenues:
  Consumer Product Portfolio
    interest income.........  $4,482    $ 8,145   $ 9,010   $11,444    $2,057    $ 9,420   $11,787   $12,508   $ 2,955   $ 3,205
  Small Loan Portfolio
    interest income.........      --         --       134       672       439        188     1,057     5,095     1,009     2,093
  Automobile sales..........      --         --        --        --        --         --        --     4,417        --     2,038
  Transaction fees on
    contracts purchased from
    related party...........     392        747       830       844       150        829       857       916       229       227
  Other income(2)...........     652      1,253     1,457     1,756       416      1,445     1,868     3,653       654     1,722
                              ------    -------   -------   -------    ------    -------   -------   -------   -------   -------
        Total Revenues......   5,526     10,145    11,431    14,716     3,062     11,882    15,569    26,589     4,847     9,285
                              ------    -------   -------   -------    ------    -------   -------   -------   -------   -------
Costs and Expenses:
  Operating expenses........   1,980      3,986     4,519     5,009     1,025      4,461     5,170     8,150     1,522     2,504
  Cost of automobiles
    sold....................      --         --        --        --        --         --        --     3,071        --     1,355
  Provision for credit
    losses..................     878      2,654     3,264     3,002     1,617      3,447     3,923     5,859     1,106     2,347
  Interest expense..........   1,776      2,306     2,279     2,523       617      2,235     2,801     4,278     1,075     1,241
                              ------    -------   -------   -------    ------    -------   -------   -------   -------   -------
Income before taxes.........     892      1,199     1,369     4,182      (197)     1,739     3,675     5,231     1,144     1,838
Income tax expense..........     371        503       572     1,694       (74)       727     1,493     2,112       465       735
                              ------    -------   -------   -------    ------    -------   -------   -------   -------   -------
Net income..................  $  521    $   696   $   797   $ 2,488    $ (123)   $ 1,012   $ 2,182   $ 3,119   $   679   $ 1,103
                              ======    =======   =======   =======    ======    =======   =======   =======   =======   =======
Pro forma net income per
  share(3)..................                                                                         $  0.61             $  0.21
                                                                                                     =======             =======
Supplementary net income per
  share(4)..................                                                                         $  0.58             $  0.19
                                                                                                     =======             =======

                                                                                               AT MARCH 31, 1996
                                                                                          ---------------------------
                                                                                           ACTUAL      AS ADJUSTED(5)
                                                                                          --------     --------------
BALANCE SHEET DATA:
Cash....................................................................................  $    133        $    500
Installment Credit Portfolio............................................................    59,896          59,896
Small Loan Portfolio....................................................................    30,002          30,002
Total assets............................................................................    97,331          97,698
Total debt..............................................................................    61,329          41,483
Stockholder's equity....................................................................    33,532          53,745


- ---------------
(1) Reflects operations for the seven months ended October 31, 1991, which was the first fiscal period of the Company's operations subsequent to the 1991 Acquisition.


(2) Includes administrative fees charged on certain small loan contracts and, beginning in 1995, interest earned on the Automobile Finance Portfolio and Travel Finance Portfolio and net revenues from the sales of airline tickets. The Consumer Product Portfolio, Automobile Finance Portfolio and Travel Finance Portfolio are hereinafter collectively referred to as the "Installment Credit Portfolio."



(3) Pro forma net income per share is based on 5,150,000 shares of Common Stock issued by the Company pursuant to the Reorganization that are assumed to be outstanding as of January 1, 1995.



(4) Supplementary net income per share is based on 5,150,000 shares of Common Stock issued by the Company pursuant to the Reorganization and 1,850,000 shares of Common Stock to be sold by the Company pursuant to the Offering as if all such shares were outstanding as of January 1, 1995, and also gives effect to a reduction in interest expense resulting from the reduction of indebtedness upon application of the estimated net proceeds of the Offering as if it had occurred on January 1, 1995.



(5) Adjusted to reflect the sale of Common Stock offered hereby, an assumed capital contribution by Banner of $367,000 pursuant to the Reorganization, and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."


                           CONSUMER PRODUCT PORTFOLIO


                                     YEARS ENDED              YEARS ENDED             THREE MONTHS
                                     OCTOBER 31,             DECEMBER 31,            ENDED MARCH 31,
                                  -----------------   ---------------------------   -----------------
                                   1992      1993      1993      1994      1995      1995      1996
                                  -------   -------   -------   -------   -------   -------   -------
OPERATING DATA:
Gross receivable
  (at end of period)............  $54,038   $57,250   $60,590   $67,514   $67,811   $63,466   $63,069
Deferred interest
  (at end of period)............    6,354     7,028     7,657     7,603     7,796     6,937     7,203
                                  -------   -------   -------   -------   -------   -------   -------
Net receivable (at end of
  period).......................  $47,684   $50,222   $52,933   $59,911   $60,015   $56,529   $55,866
                                  =======   =======   =======   =======   =======   =======   =======
Average net receivable(1).......  $46,690   $51,907   $52,456   $53,656   $57,276   $58,214   $57,810
Provision for credit losses as a
  percentage of average net
  receivable....................      5.7%      6.2%      6.4%      6.2%      6.7%      5.7%      8.2%
Net write-off's as a percentage
  of average net receivable.....      3.6%      5.5%      5.5%      5.5%      5.8%      4.7%      6.4%
Net Interest Spread(2)..........     10.4%     11.1%     11.8%     15.1%     13.5%     12.1%     14.2%

                              SMALL LOAN PORTFOLIO


                                             YEAR              YEARS ENDED             THREE MONTHS
                                             ENDED             DECEMBER 31,           ENDED MARCH 31,
                                          OCTOBER 31,   --------------------------   -----------------
                                            1993(3)      1993     1994      1995      1995      1996
                                          -----------   ------   -------   -------   -------   -------
Gross receivable (at end of period).....     $ 705      $4,314   $16,735   $37,868   $18,267   $35,678
Deferred interest (at end of period)....        26         241     1,809     4,187     1,772     3,491
                                             -----      ------   -------   -------   -------   -------
Net receivable (at end of period).......     $ 679      $4,073   $14,926   $33,681   $16,495   $32,187
                                             =====      ======   =======   =======   =======   =======
Average net receivable(1)...............     $ 850      $1,131   $ 5,662   $20,219   $15,764   $33,335
Provision for credit losses as a
  percentage of average net receivable..       8.5%        9.5%     10.4%      7.7%      7.1%     10.8%
Net write-off's as a percentage of
  average net receivable................       0.0%        0.0%      2.7%      4.4%      2.2%      5.8%
Net Interest Spread(2)..................      15.8%       10.6%     11.7%     17.2%     16.8%     17.1%


- ---------------

(1) Average net receivable is based upon the net receivable outstanding on the last day of each month for the respective period.

(2) Reflects the difference between the average interest rate on average net receivable and the average interest rate on interest bearing liabilities (the "Net Interest Spread").

(3) The Company commenced its small loan business in December 1992.

                          AUTOMOBILE FINANCE PORTFOLIO


     The Company began offering Company-financed sales of used automobiles in mid-1995. At December 31, 1995 and March 31, 1996, respectively, the gross receivable of the Automobile Finance Portfolio was $5.5 million and $7.7 million, the net receivable of the portfolio was $4.2 million and $5.8 million, and the allowance for credit losses as a percentage of the net receivable was 9.8% and 9.3%. No write-offs were charged against the allowance for credit losses in the year ended December 31, 1995. Write-off's of $60,000 were charged against the allowance for credit losses in the three months ended March 31, 1996. Due to the size and lack of seasoning of this portfolio, there can be no assurance that the Company's experience to date with the Automobile Finance Portfolio is indicative of future results of this portfolio.


                            TRAVEL FINANCE PORTFOLIO


     The Company also began offering Company-financed sales of airline tickets in mid-1995. At December 31, 1995 and March 31, 1996, respectively, the gross receivable of the Travel Finance Portfolio was $3.0 million and $3.4 million, the net receivable of the portfolio was $2.7 million and $3.1 million, and the allowance for credit losses as a percentage of the net receivable was 1.8% and 2.3%. No write-offs were charged against the allowance for credit losses in the year ended December 31, 1995. Write-off's of $43,000 were charged against the allowance for credit losses in the three months ended March 31, 1996. The Company expects that write-off's in the Travel Finance Portfolio will approximate those experienced by the Company in the Consumer Product Portfolio. Due to the size and lack of seasoning of this portfolio, there can be no assurance that the Company's experience to date with its Travel Finance Portfolio is indicative of future results of this portfolio.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective purchasers should carefully consider the following risk factors, among others, in evaluating an investment in the Common Stock offered hereby.

CREDIT RISK ASSOCIATED WITH CUSTOMERS; LACK OF COLLATERAL


     Because the Company's customers typically are low-income consumers who have little or no savings, the Company is subject to various risks associated with these customers, including, but not limited to, the risk that the customers will not be able to satisfy their repayment obligations. The Company's risk in this regard may be greater than experienced by other consumer finance companies generally, since many of the Company's customers have no prior credit history on which the Company may rely. In addition, because the Company relies on the creditworthiness of its customers for repayment and does not rely on collateral securing the debt (other than in the Automobile Finance Portfolio), the Company may experience actual rates of losses higher than lenders who have collateral which they can repossess in the event of a borrower's default. For information concerning the Company's credit quality experience, see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Segment
Data -- Credit Quality."


CONCENTRATION OF CONSUMER PRODUCT PORTFOLIO WITH BANNER'S CUSTOMERS


     Substantially all of the Consumer Product Portfolio consists of receivables generated through the financing of products sold by Banner. At March 31, 1996, the Consumer Product Portfolio accounted for 57.5% of the Company's gross receivable portfolio. The performance of the Consumer Product Portfolio is therefore dependent upon the success of Banner's installment credit stores. Although the Company has commenced a program as part of its business strategy to expand its installment credit business to other retailers, Banner's customers will continue to account for a large majority of the Company's Consumer Product Portfolio for the foreseeable future. There can be no assurance that the Company will be able to successfully expand its installment credit finance business to other retailers.


GENERAL ECONOMIC RISK


     The risks associated with the Company's business become more significant in an economic slowdown or recession. During periods of economic slowdown or recession, the Company has experienced and may again experience a decreased demand for its financial products and services and an increase in rates of delinquencies and the frequency and severity of losses. The actual rates of delinquencies and frequency and severity of losses experienced by the Company have in the past and may in the future be higher under adverse economic conditions than those experienced in the consumer finance industry generally. Any sustained period of economic slowdown or recession could materially adversely affect the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Segment Data -- Financial Trends," and "-- Credit Quality."


DEPENDENCE ON CALIFORNIA MARKET


     Substantially all of the Company's facilities are located, and substantially all of the Company's revenues are generated in California, primarily in greater Los Angeles. The Company's performance is therefore dependent upon economic conditions in California and may be further affected by adverse social factors or natural disasters in California. California has experienced adverse economic conditions over the last several years. A further decline in the California economy could have a material adverse effect on the Company's results of operations and financial condition.


NEED FOR ADDITIONAL FINANCING


     The Company requires substantial capital to finance its business. Consequently, the Company's ability to grow and the future of its operations will be affected by the availability of financing and the terms thereof. Principally, the Company funds its lending activities and operations with borrowings under a $60 million line of credit with Bank of America National Trust and Savings Association (the "Bank of America Line of Credit") and a $30 million line of credit with Wells Fargo Bank, National Association (the "Wells Fargo Line of Credit" and, together with the Bank of America Line of Credit, the "Lines of Credit"). Borrowings under the Bank of America Line of Credit may be used to finance only the Company's consumer product finance business. The amount of credit available at any one time under the Bank of America Line of Credit is limited to 75% of eligible contracts in the Company's Consumer Product Portfolio. As of March 31, 1996, the total amount available to the Company under the Bank of America Line of Credit was $38.5 million, all of which was outstanding. The Bank of America Line of Credit was amended and restated as of April 29, 1996 and expires on August 30, 1996. Borrowings under the Wells Fargo Line of Credit may be used to finance only the Company's travel finance, auto finance and small loan businesses. The amount of credit available at any one time under the Wells Fargo Line of Credit is limited to 70% of eligible contracts in the Small Loan, Automobile Finance and Travel Finance Portfolios. As of March 31, 1996, the total amount available to the Company under the Wells Fargo Line of Credit was $27.9 million, of which $22.0 million was outstanding. The Wells Fargo Line of Credit expires on July 1, 1996. The Company is currently in discussions with Bank of America and Wells Fargo with respect to the renewal of such Lines of Credit. The Company believes it will be able to renew both of its Lines of Credit. However, there can be no assurance that the Company will be able to renew such Lines of Credit, that the Company will have access to additional financing sources necessary to sustain its operations and its growth plans or that such financing will be available to the Company on favorable terms. See "Use of Proceeds."



     The Lines of Credit contain certain restrictive covenants that require, among other things, the maintenance of certain financial ratios and amounts. The Company is required to maintain specified levels of tangible net worth and cash flow to interest coverage ratios, and cannot exceed specified ratios of debt to tangible net worth, as such terms are defined in the Lines of Credit. Other ratios must be maintained related to the performance of the Company's Combined Receivable Portfolio. At March 31, 1996, the Company was in compliance with such restrictive covenants in the Lines of Credit.


     The Company may securitize all or portions of its Consumer Product Portfolio, Small Loan Portfolio, Travel Finance Portfolio or Automobile Finance Portfolio when it generates sufficient volume of such receivables. Securitization would increase the Company's liquidity and reduce its reliance on its Lines of Credit. However, the Company has never consummated a securitization transaction, and the securitization markets for many of the Company's receivables are limited. Accordingly, there can be no assurance that the Company will successfully implement a securitization program.


     The net proceeds of the Offering are expected to meet the Company's liquidity requirements for more than 12 months if the Company were to maintain its operations at current levels. However, the Company will need to arrange for additional bank borrowings or additional debt or equity financing as it continues to grow. There is no assurance that the Company will be able to obtain additional financing on acceptable terms, and any such unavailability could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."


INTEREST RATE RISK


     The Company's profitability is determined, in part, by its Net Interest Spread. Because the Company pays a floating rate of interest on borrowings under its Lines of Credit and has elected not to hedge its interest rate risk, increases in such interest rates have at times decreased, and in the future may decrease, the Company's Net Interest Spread and have a material adverse effect on the Company's results of operations and financial condition. The rate of interest the Company is allowed to charge its customers on its small loans is limited under California law, and the Company presently charges the maximum rate permitted by law in California. There is no corresponding interest rate limitation on installment credit sales. Increases in the rate of interest the Company charges to its customers could reduce demand for Banner's products and the Company's financial products and services which could decrease the Company's net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business -- Regulation."

ABILITY OF THE COMPANY TO EXECUTE ITS BUSINESS STRATEGY

     The financial performance of the Company will depend, in part, on the Company's ability to open and/or acquire additional locations on favorable terms, to generate satisfactory performance or enhance performance at such locations, to integrate new locations into the Company's operations, and to enter into arrangements with additional third-party retailers. The Company may compete for expansion and acquisition opportunities with companies that have significantly greater financial and other resources than the Company. There can be no assurance that the Company will be able to locate suitable new locations or acquisition candidates, or that any operations that may be opened or acquired will be effectively and profitably integrated into the Company's existing operations. New location openings and acquisitions may negatively impact the Company's operating results, particularly during the periods immediately following an opening or acquisition. In addition, there can be no assurance that the Company's business strategy will be implemented profitably in geographic areas that the Company does not currently serve.


     The Company's financial performance will also depend, in part, on the Company's ability to manage its growing Small Loan Portfolio, Automobile Finance Portfolio and Travel Finance Portfolio and the Company's ability to successfully introduce additional financial products and services. There can be no assurance that additional financial products and services will be introduced or, if introduced, that such financial products and services will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."


COMPETITION

     The installment finance credit business is highly competitive. The Company, through its relationship with Banner and other retailers, competes with department stores, discount stores and other retail outlets which also provide credit to low income consumers. The largest national and regional competitors have significantly greater resources than the Company. Competition may arise from new sources having the expertise and resources to enter the Company's markets either through expansion of operations or acquisitions.

     The small loan consumer finance industry is a highly fragmented segment of the consumer finance industry. There are numerous small-loan consumer finance companies operating in the United States. Many of these companies have substantially greater resources than the Company, and the entry of any such company within the Company's markets could have a material adverse effect on the Company's business strategy and results of operations and financial condition.

IMPACT OF GOVERNMENT REGULATION

     The operations of the Company are subject to regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including, among other things, regulating credit granting activities, establishing maximum interest rates, and charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. Although the Company believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future which may make compliance more difficult or expensive, restrict the Company's ability to purchase or finance installment sales or small loans, further limit or restrict the amount of interest and other charges imposed in installment sales or small loans originated by third-party retailers or the Company, or otherwise materially adversely affect the business or prospects of the Company. See "Business -- Government Regulation."

SEASONAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS


     The highest demand for the Company's financial products and services occurs from October through December and the lowest demand for the Company's financial products and services occurs from January through March. Consequently, the Company experiences significant seasonal fluctuations in its business and in its operating results and cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Information and Seasonality."

CONCENTRATION OF VOTING CONTROL


     After completion of the Offering, Banner will beneficially own or otherwise control an aggregate of approximately 73.6% of the outstanding Common Stock of the Company (approximately 70.8% if the Underwriters' over-allotment option is exercised in full). As such, Banner will be able to elect the entire Board of Directors, adopt amendments to the Company's Certificate of Incorporation or effect a merger, sale of assets, or other fundamental corporate transaction without the approval of the Company's other stockholders. Banner will be able to control the direction and future operations of the Company, including decisions regarding the issuance of additional shares of Common Stock and other securities. As long as Banner is a majority stockholder of the Company, it will be impossible for third parties to obtain control of the Company through purchases of Common Stock not beneficially owned or otherwise controlled by Banner. See "-- Relationships with Holdings, Banner and Affiliates; Potential Conflicts of Interest," "The Reorganization and Certain Relationships and Agreements among the Company, Banner, Holdings and Other Affiliates," "Management," "Description of Capital Stock," "Principal Shareholders" and "Shares Eligible for Future Sale."


RELATIONSHIPS WITH HOLDINGS, BANNER AND AFFILIATES; POTENTIAL CONFLICTS OF INTEREST


     Gary M. Cypres, the Company's Chairman of the Board, Chief Executive Officer and President, is the Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Holdings and Banner. Holdings is controlled by West Coast Private Equity Partners, L.P. ("West Coast"), of which Mr. Cypres is the managing general partner. Mr. Cypres, through West Coast, Holdings and Banner controls the Company. West Coast and Mr. Cypres may have conflicts of interest with respect to transactions concerning the Company and its affiliates. West Coast, through Holdings, has controlling interests in two companies other than the Company, Banner and Central Rents Holdings, Inc., which may from time to time have divergent interests. Banner owns and operates six installment credit stores in greater Los Angeles and one installment credit store in San Francisco. Central Rents Holdings, Inc., and its wholly-owned subsidiary, Central Rents, Inc. ("Central Rents"), owns and operates 167 rental-purchase stores in 20 states which rent a broad range of consumer products, including electronics, appliances and furniture. Central Rents operates 19 rental-purchase stores in Southern California and 27 rental-purchase stores in Northern California.



     Prior to the consummation of the Offering, the Company, Banner and Holdings intend to enter into certain agreements to set forth the ongoing relationships among them. None of these agreements will be entered into as a result of arms-length negotiations. There can be no assurance that any of these agreements will be effected on terms comparable to those that would have resulted from negotiations among unaffiliated parties. Additional or modified agreements, arrangements and transactions may be entered into by the Company, Banner and Holdings and their respective subsidiaries after the consummation of the Offering. Any such future agreements, arrangements or transactions will be determined through negotiations between the Company, Banner and Holdings or their respective subsidiaries, as the case may be. See "-- Concentration of Voting Control."


     Prior to the Offering, Mr. Cypres rendered services to the Company through a consulting agreement between Holdings and G.M. Cypres & Co., Inc., a Delaware corporation wholly-owned by Mr. Cypres ("G.M. Cypres & Co."). Concurrent with the Offering, Mr. Cypres will enter into a five year employment agreement with the Company pursuant to which Mr. Cypres will act as Chairman of the Board, Chief Executive Officer and President of the Company. In such capacities, Mr. Cypres will spend that portion of his business time as is required to oversee the operations of the Company and to formulate and direct the implementation of the Company's business strategies. Mr. Cypres will continue to spend a portion of his business time as the managing general partner of West Coast, as Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Holdings, as Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Banner, and as Chairman of the Board and CEO of Central Rents. See "-- Concentration of

Voting Control," "The Reorganization and Certain Relationships and Agreements among the Company, Banner, Holdings and Other Affiliates" and "Management."

DEPENDENCE UPON KEY PERSONNEL


     The success of the Company will be highly dependent on certain members of its senior management, particularly Mr. Cypres, the Company's Chairman of the Board, Chief Executive Officer and President. Loss of the services of any such individuals could have a material adverse effect on the Company's business and financial condition. The Company does not maintain key man life insurance. See "Management" and "The Reorganization and Certain Relationships and Agreements among the Company, Banner, Holdings and Other Affiliates."


SHARES AVAILABLE FOR FUTURE SALE


     The 1,850,000 shares of Common Stock sold in the Offering will be freely tradeable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), without restriction under the Securities Act. Upon consummation of the Offering, approximately 73.6% of the outstanding shares of Common Stock will be beneficially owned or otherwise controlled by Banner, and all of such shares are "restricted securities" within the meaning of Rules 144 and 144A under the Securities Act. Banner will own 5,150,000 shares of Common Stock upon completion of the Offering. Banner has agreed not to sell any shares owned by it for 180 days following completion of the Offering without the prior written consent of the Underwriters. Upon the expiration of the aforementioned 180-day period, Banner may be able to sell all or a portion of its shares without registration under the Securities Act pursuant to Rules 144 and 144A promulgated thereunder. Sale of substantial numbers of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."


IMMEDIATE DILUTION


     Based upon an assumed initial public offering price of $12.00 per share, purchasers of the Common Stock offered hereby will experience immediate dilution in the net tangible book value of the Common Stock in the amount of $4.52 per share. See "Dilution."


ABSENCE OF PRIOR PUBLIC MARKET FOR COMMON STOCK

     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained or that the Common Stock can be resold at or above the initial public offering price. The initial public offering price of the Common Stock will be determined by agreement among the Company and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The market value of the Common Stock could be substantially affected by general market conditions, including changes in interest rates. Moreover, numerous other factors, such as government regulatory action, could have a significant impact on the future market price of the Common Stock. See "Underwriting."

                THE REORGANIZATION AND CERTAIN RELATIONSHIPS AND
                         AGREEMENTS AMONG THE COMPANY,
                     BANNER, HOLDINGS AND OTHER AFFILIATES

INTRODUCTION; REORGANIZATION


     The Company was formed as a wholly-owned subsidiary of Banner on April 11, 1996. The Company, Banner and Holdings have entered into an agreement (the
"Reorganization Agreement") pursuant to which on June   , 1996, Holdings
contributed to Banner its investments in its subsidiaries that operate the small loan, automobile sales, travel, and related businesses (the "Holdings Subsidiaries"), and Banner contributed to the Company its investments in the Holdings Subsidiaries and in its subsidiary that holds the Consumer Product Portfolio (collectively, the "Subsidiaries") and cash in such amount so as to leave the Company with $500,000 on hand upon the Reorganization. Pursuant to the Reorganization Agreement, the intercompany accounts between the Company, Banner and Holdings have been forgiven, except with respect to income taxes. As a result, the Company had $500,000 of cash on hand upon the Reorganization.



     In connection with the Reorganization and pursuant to the Reorganization Agreement, the Company, Banner and Holdings entered into various agreements for the purpose of defining the ongoing relationships among them. Because Holdings controls the Company and Banner (see "-- Certain Relationships"), these agreements were not the result of arm's-length negotiations. The Company believes, however, that these agreements are at least as favorable to the Company as those that could have been obtained from unaffiliated third parties. The following is a summary of the material terms of the agreements, and it and the limited summary of the Reorganization Agreement set forth above are qualified in their entirety by reference to the complete agreements which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. See Notes 1 and 11 to the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


FINANCING AGREEMENT


     The Company, Banner and Holdings have entered into an agreement (the "Financing Agreement") pursuant to which Banner granted the Company the exclusive right, at the Company's option, (i) to purchase consumer finance receivables originated by Banner for sales of merchandise at Banner stores in operation on the date of the Financing Agreement and for all stores which Banner may determine to open in the future during the term of the Financing Agreement (and any extension thereof), or (ii) to provide financing directly to Banner's customers at all of such locations. The Company is not obligated to provide financing to any particular Banner customer, or to offer financing at any Banner location or locations.



     The Financing Agreement has a term of 15 years commencing on the date of the Reorganization. The Company may terminate the Financing Agreement at any time upon one year's prior written notice to Banner.



     During the term of the Financing Agreement, as long as Banner originates its consumer finance receivables, the Company will have the right to purchase consumer finance receivables at face value less a 1.6% transaction fee, or, if the Company originates such receivables, Banner will be obligated to pay the Company a fee equal to 1.6% of the face value of each such receivable. Recognizing the value to Banner of the Company continuing to provide certain financial products and services, including check cashing, travel and small loans, in Banner's retail locations, the space the Company occupies in Banner's locations is provided by Banner at no cost or charge to the Company.


OPTION AGREEMENT


     The Company, Banner and Holdings have entered into an agreement (the "Option Agreement") pursuant to which Holdings granted the Company an option to purchase all of the outstanding capital stock of Banner (the "Option") from Holdings at any time during the period commencing on the first anniversary of the date of the Reorganization and ending on the third anniversary thereof (the "Option Termination Date"). The exercise price of the Option will be equal to the net book value of Banner as reflected on Banner's balance sheet for the month ended immediately preceding the exercise of the Option; such balance sheet shall have been prepared in accordance with generally accepted accounting principles on a basis consistent with prior periods. If the Company exercises the Option, the exercise price is payable in cash or in shares of Common Stock valued at the average last sale price of the Company's Common Stock during the ten trading-day period preceding the date on which the Company delivers to Holdings its written notice of exercise. Until the Option Termination Date, Holdings may not, without the Company's prior written consent, sell, offer or agree to sell, grant any option for the sale of, or otherwise dispose of any of the capital stock of Banner (or any securities convertible into, exercisable for or exchangeable for capital stock of Banner) nor will Banner sell substantially all of its assets.


OPERATING AGREEMENT

     The Company, Banner and Holdings have entered into an agreement (the "Operating Agreement") setting forth certain rights and obligations of the parties following the Reorganization. The Operating Agreement covers the following matters:


     Allocation of Business Opportunities. Due to the potential conflicts of interest resulting from the relationships among the Company, Banner and Holdings (see "-- Certain Relationships" below), the Operating Agreement provides that Holdings and its subsidiaries (other than the Company and its subsidiaries) will not, without the prior written consent of the Company, directly or indirectly engage in or enter into any business competing with the Company and involving the financing of consumer products, travel products, small loans, automobiles or insurance (the "Restricted Businesses"). If Holdings shall acquire a company engaged in a Restricted Business or shall otherwise directly or indirectly engage in a Restricted Business, Holdings shall be obligated to sell, at the election of the Company, such Restricted Business to the Company at a purchase price equal to the fair market value of such Restricted Business, as determined through an independent appraisal process. The foregoing restriction shall terminate on December 31, 2002, or, if earlier, on the date on which Holdings ceases to own, directly or indirectly, at least 25% of the outstanding voting stock of the Company.



     Management and Other Services. The Operating Agreement provides that Banner, Holdings or their affiliates are obligated to provide to the Company, and the Company is obligated to utilize, certain services, including accounting, management information systems, employee benefits, legal, insurance, purchasing and advertising. Except for management information systems, these arrangements will continue until terminated by the Company, Banner, Holdings or such affiliate upon one-year's prior written notice. Termination may be made on a service-by-service basis or in its entirety. For the foregoing and other services provided by Banner, Holdings or such affiliated company, and to the extent that such services directly relate to the business of the Company, the Company is obligated to pay Banner, Holdings or such affiliate its actual cost of providing the same. If such services involve an allocation of expenses, such allocation shall be determined on the basis of its percentage utilization of such service or management's best estimate thereof. With respect to management information systems operations and expenses, Banner and the Company agree to allocate 50% of such expenses each to Banner and the Company for a period of five years, subject to adjustment from time to time to reflect changing costs and usage.



     Employee Benefits. The Operating Agreement provides that the Company will assume all liabilities of Banner, Holdings and the Subsidiaries under existing employee welfare benefit and profit sharing plans with respect to the employees of Banner, Holdings and the Subsidiaries who have become employees of the Company. The Operating Agreement also provides that the employment by the Company of individuals who were employees of Banner, Holdings and the Subsidiaries prior to the Reorganization will not be deemed a severance of employment from Banner, Holdings and the Subsidiaries for purposes of any policy, plan, program or agreement that provides for the payment of severance, salary continuation or similar benefits.


TAX SHARING AGREEMENT


     The Company, Holdings and Banner have entered into an agreement (the "Tax Sharing Agreement") providing for (i) the payment of federal, state and other income tax remittances or refunds for periods during which the Company and Holdings were included in the same consolidated group for federal income tax purposes, (ii) the allocation of responsibility for the filing of such tax returns, (iii) the conduct of tax audits and the handling of tax controversies and (iv) various related matters. For periods during which the Company was included in Holdings' consolidated federal income tax returns, the Company will be required to pay Holdings its allocable portion of the consolidated federal, state and other income tax liabilities and will be entitled to receive refunds determined as if the Company and its subsidiaries had filed separate income tax returns. With respect to Holdings' liability for payment of taxes for all periods during which the Company was so included in Holdings' consolidated federal income tax returns, the Company will indemnify Holdings for all federal, state and other income tax liabilities for such periods. The date of the consummation of the Offering will be the last day on which the Company is required to be included in Holdings' consolidated federal income tax returns.


INDEMNIFICATION AGREEMENTS

     The Company, Holdings and Banner have entered into an indemnification agreement (the "Indemnification Agreement") under which the Company will indemnify and hold harmless Holdings and Banner with respect to any and all claims, losses, damages, liabilities, costs and expenses (except when arising from Holdings' or Banner's intentional misconduct or gross negligence or to the extent any liability arises from a breach by Banner of its fiduciary duty to other stockholders of the Company) that arise from or are based on the operations of the business of the Company and its subsidiaries after the date of the Reorganization. The Company will also indemnify and hold harmless Holdings and Banner with respect to any and all claims, losses, damages, liabilities, costs and expenses that arise from or are based on guarantees or undertakings made by Holdings or Banner to third parties in respect of liabilities or obligations of the Company, whether or not such obligations arose before or after the Reorganization. Holdings and Banner will indemnify and hold harmless the Company with respect to any and all claims, losses, damages, liabilities, costs and expenses that arise from or are based on the operations of Holdings or Banner, other than the business of the Company and its subsidiaries, before or after the date of the Reorganization. The rights of any party under the Indemnification Agreement are not assignable or transferable without the prior written consent of the other parties.


     The Company and Holdings have also entered into an indemnification agreement pursuant to which the Company will indemnify and hold harmless Holdings with respect to any and all claims, losses damages, liabilities, costs and expenses, including liabilities arising under the Securities Act, that are incurred by Holdings as a result of the operation of the indemnification or contribution provisions contained in the underwriting agreement among the Company, Holdings and the Underwriters. See "Underwriting." The Company has been informed that, in the opinion of the Securities and Exchange Commission, the indemnification of officers, directors or persons controlling the Company for liabilities arising under the Securities Act is against public policy.


OTHER TRANSACTIONS WITH AFFILIATES

     Additional or modified agreements, arrangements and transactions may be entered into by the Company, Banner, Holdings or their respective subsidiaries after the completion of the Offering. Any such future agreements, arrangements and transactions will be determined through negotiations between the Company, Banner, Holdings or their respective subsidiaries, as the case may be. Since the Company will be controlled by Banner following the Offering, such negotiations will not be at arm's-length.

CERTAIN RELATIONSHIPS


     After completion of the Offering, Banner will beneficially own or otherwise control an aggregate of approximately 73.6% of the outstanding Common Stock of the Company (approximately 70.8% if the Underwriters' over-allotment option is exercised in full). As such, Banner will be able to elect the entire Board of Directors, adopt amendments to the Company's Certificate of Incorporation, or effect a merger, sale of assets, or other fundamental corporate transaction without the approval of the Company's other stockholders. Holdings will be able to control the direction and future operations of the Company, including decisions regarding the issuance of additional shares of Common Stock and other securities. As long as Banner is a majority stockholder of the Company, it will be impossible for third parties to obtain control of the Company through purchases of Common Stock not beneficially owned or otherwise controlled by Banner.


     Mr. Cypres, the Company's Chairman of the Board, Chief Executive Officer and President, is the Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Holdings and Banner. Holdings is controlled by West Coast, of which Mr. Cypres is the managing general partner. Mr. Cypres, through West Coast, Holdings and Banner, controls the Company. West Coast and Mr. Cypres may have conflicts of interest with respect to transactions concerning the Company and its affiliates. West Coast, through Holdings, has controlling interests in two companies other than the Company, Banner and Central Rents, which may from time to time have divergent interests. Banner owns and operates six installment credit stores in greater Los Angeles and one installment credit store in San Francisco. Central Rents owns and operates 167 rental-purchase stores in 20 states which rent a broad range of consumer products, including electronics, appliances and furniture. Central Rents operates 19 rental-purchase stores in Southern California and 27 rental-purchase stores in Northern California.



     Prior to the Offering, Mr. Cypres rendered services to the Company through an agreement between Holdings and G.M. Cypres & Co. Concurrent with the Offering, Mr. Cypres will enter into a five year employment agreement with the Company pursuant to which Mr. Cypres will act as Chairman of the Board, Chief Executive Officer and President of the Company. In such capacities, Mr. Cypres will spend that portion of his business time as is required to oversee the operations of the Company and to formulate and direct the implementation of the Company's business strategies. Mr. Cypres will continue to spend a portion of his business time as the managing general partner of West Coast, as Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Holdings, as Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Banner, and as Chairman of the Board and President of Central Rents. See "Risk Factors -- Relationships with Holdings, Banner and Affiliates; Potential Conflicts of Interest," "Management," "Description of Capital Stock," "Principal Shareholders" and "Shares Eligible for Future Sale."

                              RECENT DEVELOPMENTS



     In May 1996, the Company acquired the business of and assumed the leasehold interests to six travel locations in greater Los Angeles. In addition, in June 1996, the Company acquired the business of and assumed the leasehold interests to 19 travel locations with 14 locations in greater Los Angeles, two locations in Chicago and one location each in Dallas, Las Vegas and San Diego. Although such transactions are not material from a financial point of view, the Company believes each new location will provide the Company with an additional center through which it can offer its financial products and services, including travel finance, small loans and the financing of automobile insurance premiums, which the Company anticipates offering to its customers beginning in July 1996.



     In April 1996, the Company opened its second automobile sales facility in greater Los Angeles.


                                USE OF PROCEEDS


     Assuming an initial public offering price of $12.00 per share, the net proceeds to be received by the Company from the issuance and sale of the Common Stock offered hereby are estimated to be approximately $19,846,000 (approximately $22,937,000 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses. The net proceeds of the Offering will be used for working capital and general corporate purposes, primarily to fund the expansion of the Company's business, including possible future acquisitions. Pending such uses, the net proceeds of the Offering will be used to pay down indebtedness, on a pro rata basis, under the Lines of Credit. Outstanding indebtedness under the Bank of America Line of Credit totalled $38.5 million at March 31, 1996 at a weighted average interest rate of 7.89% per annum, approximately $36.0 million at May 31, 1996, and is estimated to be approximately $36.0 million at the completion of the Offering. Outstanding indebtedness under the Wells Fargo Line of Credit totalled $22.0 million at March 31, 1996 at a weighted average interest rate of 7.71% per annum, approximately $27.2 million at May 31, 1996, and is estimated to be approximately $29.0 million at the completion of the Offering. See "Capitalization," "Risk Factors -- Need for Additional Financing," "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     While the Company regularly considers and evaluates possible acquisition and other opportunities, it does not have any agreements or understandings with respect to any such opportunities.


                                DIVIDEND POLICY


     The Company has never paid, and has no present intention of paying, cash dividends on its Common Stock. The Company anticipates that it will retain all earnings for use in the Company's business, and the Company does not anticipate paying cash dividends for the foreseeable future. Any determination in the future to pay dividends will depend on the Company's financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by the Board of Directors. Under the terms of the Company's Lines of Credit, the Company is prohibited from paying cash dividends.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1996 and as adjusted to give effect to an assumed capital contribution by Banner of $367,000 pursuant to the Reorganization and the receipt by the Company of the assumed net proceeds from the sale of the Common Stock offered hereby at an assumed initial public offering price of $12.00 per share (which is the midpoint of the filing range set forth on the cover page hereof) and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. See "Use of Proceeds."



                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                                         AS
                                                                         ACTUAL      ADJUSTED(1)
                                                                         -------     -----------
                                                                         (DOLLARS IN THOUSANDS)
DEBT:
  Bank of America Line of Credit(2)....................................  $38,529       $25,886
  Wells Fargo Line of Credit...........................................   21,950        14,747
  Long-term debt.......................................................      850           850
                                                                         -------       -------
  Total debt...........................................................   61,329        41,483
                                                                         -------       -------
STOCKHOLDER'S EQUITY:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized; no
     shares outstanding; no shares outstanding as adjusted.............       --            --
  Common Stock, $0.01 par value; 20,000,000 shares authorized;
     5,150,000 shares outstanding; 7,000,000 shares outstanding as
     adjusted..........................................................       52            70
  Additional paid-in capital...........................................   24,879        45,074
  Retained earnings....................................................    8,601         8,601
                                                                         -------       -------
  Total stockholder's equity...........................................   33,532        53,745
                                                                         -------       -------
  Total capitalization.................................................  $94,861       $95,228
                                                                         =======       =======


- ---------------

(1) Assumes that the estimated net proceeds of $19,846,000 are applied to pay down, on a pro rata basis, the Lines of Credit.



(2) The Company expects that the outstanding balance under the Bank of America Line of Credit will be approximately $36.0 million at the closing of the Offering (approximately $36.0 million at May 31, 1996) and that the outstanding balance under the Wells Fargo Line of Credit will be approximately $29.0 million at the closing of the Offering (approximately $27.2 million at May 31, 1996).

                                    DILUTION


     The net tangible book value of the Common Stock as of March 31, 1996 was $32.1 million, or $6.24 per share. Net tangible book value per share represents the amount of the Company's stockholder's equity, less intangible assets, divided by the pro forma number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After (i) giving effect to the sale of the 1,850,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, (ii) an assumed capital contribution by Banner of $367,000 pursuant to the Reorganization and (iii) deducting the underwriting discount and estimated offering expenses payable by the Company, pro forma net tangible book value of the Company as of March 31, 1996, would have been $52.4 million, or $7.48 per share. This represents an immediate increase in pro forma net tangible book value of $1.24 per share to Banner and an immediate dilution of $4.52 per share to new investors purchasing Common Stock in the Offering, as illustrated in the following table:



    Assumed initial public offering price per share.....................            $12.00
      Net tangible book value per share before the Offering.............  $6.24
      Increase in tangible book value per share attributable to New
         Investors and capital contribution by Banner...................   1.24
    Pro Forma Net tangible book value per share after the Offering......              7.48
                                                                                    ------
    Dilution per share to New Investors.................................            $ 4.52
                                                                                    ======



     The following table sets forth on a pro forma basis as of March 31, 1996 the difference between the existing stockholder and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share, assuming an initial public offering price of $12.00 per share:



                                        SHARES PURCHASED       TOTAL CONSIDERATION
                                       -------------------     -------------------     AVERAGE PRICE
                                        NUMBER     PERCENT     AMOUNT      PERCENT       PER SHARE
                                       ---------   -------     -------     -------     -------------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
    Existing stockholder.............  5,150,000     73.6%     $25,298       53.3%        $  4.91
    New Investors....................  1,850,000     26.4       22,200       46.7           12.00
                                       ---------    -----      -------      -----
              Total..................  7,000,000    100.0%     $47,498      100.0%
                                       =========    =====      =======      =====

                            SELECTED FINANCIAL DATA


     The following selected consolidated financial data with respect to the Company's consolidated financial position as of December 31, 1994 and 1995, and its results of operations for the fiscal years ended October 31, 1993 and 1994, the two months ended December 31, 1993 and 1994 and the years ended December 31, 1994 and 1995 has been derived from the audited consolidated financial statements of the Company appearing elsewhere in this Prospectus. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The selected financial data with respect to the Company's consolidated financial position as of October 31, 1993 and 1994 has been derived from the audited consolidated financial statements of the Company, which are not presented herein. The selected financial data with respect to the Company's consolidated financial position as of October 31, 1991 and 1992 and March 31, 1996 and its results of operations for the seven months ended October 31, 1991, the year ended October 31, 1992, the year ended December 31, 1993 and the three months ended March 31, 1995 and 1996 has been derived from unaudited financial statements, which in the opinion of the Company's management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.


                     SELECTED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                                 THREE MONTHS
                                       YEARS ENDED                  TWO MONTHS            YEARS ENDED                ENDED
                                       OCTOBER 31,               ENDED DECEMBER 31,       DECEMBER 31,              MARCH 31,
                          -------------------------------------  ------------------ ---------------------------   ---------------
                          1991(1)    1992      1993      1994      1993     1994     1993      1994      1995      1995     1996
                          -------   -------   -------   -------   ------   ------   -------   -------   -------   ------   ------
STATEMENTS OF INCOME
  DATA:
Revenues:
Consumer Product
  Portfolio interest
  income................  $4,482    $ 8,145   $ 9,010   $11,444   $1,714   $2,057   $ 9,420   $11,787   $12,508   $2,955   $3,205
Small Loan Portfolio
  interest income.......      --         --       134       672       54      439       188     1,057     5,095    1,009    2,093
Automobile sales........      --         --        --        --       --       --        --        --     4,417       --    2,038
Transaction fees on
  contracts purchased
  from related party....     392        747       830       844      137      150       829       857       916      229      227
Other income(2).........     652      1,253     1,457     1,756      304      416     1,445     1,868     3,653      654    1,722
                          ------    -------   -------   -------   ------   ------   -------   -------   -------   ------   ------
  Total Revenues........   5,526     10,145    11,431    14,716    2,209    3,062    11,882    15,569    26,589    4,847    9,285
                          ------    -------   -------   -------   ------   ------   -------   -------   -------   ------   ------
Costs and Expenses:
Operating expenses......   1,980      3,986     4,519     5,009      864    1,025     4,461     5,170     8,150    1,522    2,504
Cost of automobiles
  sold..................      --         --        --        --       --       --        --        --     3,071       --    1,355
Provision for credit
  losses................     878      2,654     3,264     3,002      696    1,617     3,447     3,923     5,859    1,106    2,347
Interest expense........   1,776      2,306     2,279     2,523      339      617     2,235     2,801     4,278    1,075    1,241
                          ------    -------   -------   -------   ------   ------   -------   -------   -------   ------   ------
Income before taxes.....     892      1,199     1,369     4,182      310     (197)    1,739     3,675     5,231    1,144    1,838
Income tax expense......     371        503       572     1,694      127      (74)      727     1,493     2,112      465      735
                          ------    -------   -------   -------   ------   ------   -------   -------   -------   ------   ------
Net income..............  $  521    $   696   $   797   $ 2,488   $  183   $ (123)  $ 1,012   $ 2,182   $ 3,119   $  679   $1,103
                          ======    =======   =======   =======   ======   ======   =======   =======   =======   ======   ======
Pro forma net income
  per share(3)..........                                                                                $  0.61            $ 0.21
                                                                                                        =======            ======
Supplementary net income
  per share(4)..........                                                                                $  0.58            $ 0.19
                                                                                                        =======            ======


- ---------------
(1) Reflects operations for the seven months ended October 31, 1991, which was the first fiscal period of the Company's operations subsequent to the 1991 Acquisition.

(2) Includes administrative fees charged on certain small loan contracts and, beginning in 1995, interest earned on the Automobile Finance Portfolio and Travel Finance Portfolio and net revenues from the sales of airline tickets.



(3) Pro forma net income per share is based on 5,150,000 shares of Common Stock issued by the Company pursuant to the Reorganization that are assumed to be outstanding as of January 1, 1995.



(4) Supplementary net income per share is based on 5,150,000 shares of Common Stock issued by the Company pursuant to the Reorganization and 1,850,000 shares of Common Stock to be sold by the Company pursuant to the Offering as if all such shares were outstanding as of January 1, 1995, and also gives effect to a reduction in interest expense resulting from the reduction of indebtedness upon application of the net proceeds of the Offering as if it had occurred on January 1, 1995.



                                          OCTOBER 31,                   DECEMBER 31,           MARCH 31, 1996
                             -------------------------------------   ------------------   ------------------------
                              1991      1992      1993      1994      1994       1995     ACTUAL    AS ADJUSTED(1)
                             -------   -------   -------   -------   -------   --------   -------   --------------
BALANCE SHEET DATA:
Cash.......................  $    --   $    --   $   931   $ 1,886   $   215   $      7   $   133      $    500
Installment Credit
  Portfolio................   40,541    45,094    47,026    50,626    56,337     62,353    59,896        59,896
Small Loan Portfolio.......                          600     6,036    13,991     31,911    30,002        30,002
Total assets...............   43,198    48,158    51,567    61,597    73,942    101,440    97,331        97,698
Total debt.................   32,046    34,250    33,700    42,287    48,845     64,817    61,329        41,483
Stockholder's equity.......   10,852    13,399    17,146    18,560    23,951     33,632    33,532        53,745


- ---------------

(1) Adjusted to reflect the sale of Common Stock offered hereby, an assumed capital contribution by Banner of $367,000 pursuant to the Reorganization and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."



SUPPLEMENTAL FINANCIAL DATA



     The following table sets forth certain unaudited consolidated operating results for each of the periods presented. This information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments (which consist solely of normal recurring adjustments) necessary to present fairly the financial information of such periods.



                                                                THREE MONTHS ENDED
                 ----------------------------------------------------------------------------------------------------------------
                 MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,  JUNE 30,   SEPTEMBER 30,  DECEMBER 31,   MARCH 31,
                   1994       1994        1994           1994        1995       1995         1995           1995          1996
                 ---------  --------  -------------  ------------  ---------  ---------  -------------  -------------  ----------
                                                              (DOLLARS IN THOUSANDS)
Consumer Product
 Portfolio
 interest
 income.........  $ 2,881    $2,772      $ 2,947        $3,187      $ 2,955    $ 3,118      $ 3,348        $ 3,087       $3,205
Small Loan
  Portfolio
  interest
  income........      141       164          201           551        1,009      1,126        1,327          1,633        2,093
Automobile
  sales.........       --        --           --            --           --        385        2,528          1,504        2,038
Transaction fees
  on contracts
  purchased from
  related
  party.........      206       207          222           222          229        227          226            234          227
Other income....      479       447          494           448          654        711          840          1,448        1,722
                   ------    ------       ------        ------       ------     ------       ------         ------       ------
Total
  revenues......    3,707     3,590        3,864         4,408        4,847      5,567        8,269          7,906        9,285
                   ------    ------       ------        ------       ------     ------       ------         ------       ------
Operating
  expenses......    1,109     1,179        1,366         1,516        1,522      1,751        2,266          2,611        2,504
Cost of
  automobiles
  sold..........       --        --           --            --           --        274        1,685          1,112        1,355
Provision for
  credit
  losses........      627       640          695         1,961        1,106      1,309        1,545          1,899        2,347
Interest
  expense.......      536       610          773           882        1,075      1,097        1,027          1,079        1,241
                   ------    ------       ------        ------       ------     ------       ------         ------       ------
Income before
  taxes.........    1,435     1,161        1,030            49        1,144      1,136        1,746          1,205        1,838
Income tax
  expense.......      579       470          418            26          465        459          702            486          735
                   ------    ------       ------        ------       ------     ------       ------         ------       ------
Net income......  $   856    $  691      $   612        $   23      $   679    $   677      $ 1,044        $   719       $1,103
                   ======    ======       ======        ======       ======     ======       ======         ======       ======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information under "Selected Financial Data" and the Company's Consolidated Financial Statements and Notes thereto and other financial data, included elsewhere in the Prospectus.

OVERVIEW


     In pursuit of the Company's business strategy, since 1992 the Company has expanded its direct financing business by offering consumer financing through additional installment credit stores opened by Banner, by increasing the number and type of products and services financed, and by offering new financial products and services. In 1992, the Company began offering unsecured small loans generally ranging from $300 to $1,500 with average loan terms of 12 months, and began offering installment credit finance to Banner's customers at three additional installment credit stores in greater Los Angeles and one additional installment credit store in San Francisco that were opened or acquired by Banner in 1994. In 1995, the Company opened two finance centers offering small loans and travel finance and one automobile sales location in greater Los Angeles, and began offering consumer product finance to Banner's customers at one additional installment credit store in greater Los Angeles that was opened by Banner in 1995. In 1995, the Company also began offering Company-financed sales of used automobiles. As a result of this rapid growth, results of operations have been impacted, are not readily comparable from year to year or from period to period, and are not necessarily indicative of future operating results.

SEGMENT DATA

  Financial Trends

     The following sets forth certain information relating to the Company's financial trends for the periods indicated.

                           CONSUMER PRODUCT PORTFOLIO
            (DOLLARS IN THOUSANDS, EXCEPT AVERAGE CONTRACT BALANCE)


                                                                                                  THREE MONTHS
                              YEARS ENDED      TWO MONTHS ENDED           YEARS ENDED                 ENDED
                              OCTOBER 31,        DECEMBER 31,             DECEMBER 31,               MARCH 31,
                           -----------------   -----------------   ---------------------------   -----------------
                            1992      1993      1993      1994      1993      1994      1995      1995      1996
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross receivable (at end
  of period).............  $54,038   $57,250   $60,590   $67,514   $60,590   $67,514   $67,811   $63,466   $63,069
Deferred interest (at end
  of period).............    6,354     7,028     7,657     7,603     7,657     7,603     7,796     6,937     7,203
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
Net receivable (at end of
  period)................   47,684    50,222    52,933    59,911    52,933    59,911    60,015    56,529    55,866
Deferred insurance
  revenues (at end of
  period)................      294       536       529       405       529       405       401       365       326
Allowance for credit
  losses (at end of
  period)................    2,296     2,660     2,786     3,169     2,786     3,169     3,711     3,316     3,972
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
Net carrying value.......  $45,094   $47,026   $49,618   $56,337   $49,618   $56,337   $55,903   $52,848   $51,568
                           =======   =======   =======   =======   =======   =======   =======   =======   =======
Average net receivable...  $46,690   $51,907   $51,473   $56,335   $52,456   $53,656   $57,276   $58,214   $57,810
Number of contracts (at
  end of period).........      N/A       N/A    66,353    76,984    66,353    76,984    84,555    76,067    81,798
Average net contract
  balance................      N/A       N/A      $798      $778      $798      $778      $710      $743      $683
Average interest bearing
  liabilities(1).........   32,736    36,404    34,275    38,573    36,163    37,549    39,284    40,717    38,792
Total interest
  income(2)..............    8,145     9,010     1,714     2,057     9,420    11,787    12,508     2,955     3,205
Total interest
  expense(1).............    2,306     2,279       335       534     2,231     2,579     3,242       839       780
Net interest income
  before provision for
  credit
  losses.................    5,839     6,731     1,379     1,523     7,189     9,208     9,266     2,116     2,425
Net provision for credit
  losses.................    2,654     3,198       655     1,229     3,340     3,332     3,852       826     1,191
Net write-off's..........    1,688     2,834       529       625     2,897     2,949     3,310       679       930
Average interest rate on
  average net
  receivable.............     17.4%     17.4%     20.0%     21.9%     18.0%     22.0%     21.8%     20.3%     22.2%
Average interest rate on
  interest bearing
  liabilities............      7.0%      6.3%      5.9%      8.3%      6.2%      6.9%      8.3%      8.2%      8.0%
Net Interest Spread......     10.4%     11.1%     14.1%     13.6%     11.8%     15.1%     13.5%     12.1%     14.2%

                              SMALL LOAN PORTFOLIO
            (DOLLARS IN THOUSANDS, EXCEPT AVERAGE CONTRACT BALANCE)


                                                                                                  THREE MONTHS
                                   YEAR ENDED   TWO MONTHS ENDED          YEARS ENDED                 ENDED
                                   OCTOBER 31,    DECEMBER 31,            DECEMBER 31,              MARCH 31,
                                   ----------   ----------------   --------------------------   -----------------
                                    1993(3)      1993     1994      1993     1994      1995      1995      1996
                                   ----------   ------   -------   ------   -------   -------   -------   -------
Gross receivable (at end of
  period)........................    $  705     $4,314   $16,735   $4,314   $16,735   $37,868   $18,267   $35,678
Deferred interest (at end of
  period)........................        26        241     1,809      241     1,809     4,187     1,772     3,491
                                     ------     ------   -------   ------   -------   -------   -------   -------
Net receivable (at end of
  period)........................       679      4,073    14,926    4,073    14,926    33,681    16,495    32,187
Deferred administrative fees and
  insurance revenues (at end of
  period)........................        13        166       392      166       392       576       352       579
Allowance for credit losses (at
  end of period).................        66        107       543      107       543     1,194       737     1,606
                                     ------     ------   -------   ------   -------   -------   -------   -------
Net carrying value...............    $  600     $3,800   $13,991   $3,800   $13,991   $31,911   $15,406   $30,002
                                     ======     ======   =======   ======   =======   =======   =======   =======
Average net receivable...........    $  850     $2,009   $10,509   $1,131   $ 5,662   $20,219   $15,764   $33,335
Number of contracts (at end of
  period)........................     3,127     10,616    26,166   10,616    26,166    55,241    32,066    58,993
Average net contract balance.....    $  217     $  384   $   570   $  384   $   570   $   610   $   514   $   546
Average interest bearing
  liabilities(1).................        --        400     5,887       67     3,165    12,902    10,688    23,064
Total administrative fee
  income.........................        52         13       145       65       458     1,133       263       414
Total interest income(2).........       134         54       439      188     1,057     5,095     1,009     2,093
Total interest expense(1)........        --          4        83        4       222     1,036       236       461
Net interest income before
  provision for credit losses....       134         50       356      184       835     4,059       773     1,632
Net provision for credit
  losses.........................        66         41       388      107       591     1,547       280       899
Net write-off's..................        --         --        35       --       155       896        86       487
Average interest rate on average
  net receivable.................      15.8%      16.1%     25.1%    16.6%     18.7%     25.2%     25.6%     25.1%
Average interest rate on interest
  bearing liabilities............       N/A        6.0%      8.5%     6.0%      7.0%      8.0%      8.8%      8.0%
Net Interest Spread..............      15.8%      10.1%     16.6%    10.6%     11.7%     17.2%     16.8%     17.1%


- ---------------
(1) Amounts represent borrowings and related interest expense on the Company's Lines of Credit for the respective portfolios, excluding amounts related to the Company's other borrowings.


(2) Amounts represent interest income on installment contracts, excluding administrative fees, late charges and other charges, which are included in other income in the Consolidated Statements of Income appearing elsewhere in this Prospectus.


(3) The Company commenced its small loan business in December 1992.

                          AUTOMOBILE FINANCE PORTFOLIO


     The Company began offering Company-financed sales of used automobiles in mid-1995. At December 31, 1995 and March 31, 1996, respectively, the gross receivable of the Automobile Finance Portfolio was $5.5 million and $7.7 million, the net receivable was $4.2 million and $5.8 million, and the carrying value of the portfolio was $3.8 million and $5.3 million. In addition, the number of contracts outstanding at December 31, 1995 and March 31, 1996, respectively, was 624 and 877 with an average net contract balance at each date of approximately $6,700. At December 31, 1995 and March 31, 1996, the average interest rate on the average portfolio was approximately 21% and the Net Interest Spread was approximately 13%. Due to the size and lack of seasoning of this portfolio, there can be no assurance that the Company's experience to date with the Automobile Finance Portfolio will be indicative of future results of this portfolio.

                            TRAVEL FINANCE PORTFOLIO


     The Company also began offering Company-financed sales of airline tickets in mid-1995. At December 31, 1995 and March 31, 1996, respectively, the gross receivable of the Travel Finance Portfolio was $3.0 million and $3.4 million, the net receivable was $2.7 million and $3.1 million and the carrying value of the portfolio was $2.7 million and $3.0 million. In addition, the number of contracts outstanding at December 31, 1995 and March 31, 1996, respectively, was 5,811 and 7,495 with an average net contract balance of approximately $460 and $400. At December 31, 1995 and March 31, 1996, respectively, the average interest rate on the average portfolio was approximately 26% and 25% and the Net Interest Spread was approximately 18% and 17%. Due to the size and lack of seasoning of this portfolio, there can be no assurance that the Company's experience to date with its Travel Finance Portfolio will be indicative of future results of this portfolio.


  Analysis of Changes in Net Interest Income

     The following table segregates the changes in net interest income between changes in average balances ("Volume") and average rates ("Rate") for both average net receivables and average interest bearing liabilities of the Consumer Product Portfolio and the Small Loan Portfolio (dollars in thousands).


                                                                                                THREE MONTHS
                                       YEARS ENDED                  YEARS ENDED                    ENDED
                                    DECEMBER 31, 1994            DECEMBER 31, 1995             MARCH 31, 1996
                                          VERSUS                       VERSUS                      VERSUS
                                    DECEMBER 31, 1993            DECEMBER 31, 1994             MARCH 31, 1995
                                 ------------------------     ------------------------     ----------------------
                                 VOLUME    RATE    TOTAL      VOLUME    RATE    TOTAL      VOLUME   RATE   TOTAL
                                 ------   ------   ------     ------   ------   ------     ------   ----   ------
Increase (decrease) in interest
  income:
  Consumer Product Portfolio...   $215    $2,152   $2,367     $ 795    $  (74)  $  721     $ (21 )  $271   $  250
  Small Loan Portfolio.........    753       116      869     2,718     1,320    4,038     1,125     (41)   1,084
                                  ----    ------   ------     ------   ------   ------     ------   ----   ------
                                   968     2,268    3,236     3,513     1,246    4,759     1,104     230    1,334
                                  ----    ------   ------     ------   ------   ------     ------   ----   ------
Increase (decrease) in interest
  expense:
  Bank of America Line of
    Credit.....................     86       262      348       119       544      663       (40 )   (19)     (59)
  Wells Fargo Line of Credit...    185        33      218       683       131      814       273     (48)     225
                                  ----    ------   ------     ------   ------   ------     ------   ----   ------
                                   271       295      566       802       675    1,477       233     (67)     166
                                  ----    ------   ------     ------   ------   ------     ------   ----   ------
Increase in net interest
  income.......................   $697    $1,973   $2,670     $2,711   $  571   $3,282     $ 871    $297   $1,168
                                  ====    ======   ======     ======   ======   ======     ======   ====   ======



                                                   YEARS ENDED                 TWO MONTHS ENDED
                                                 OCTOBER 31, 1993              DECEMBER 31, 1994
                                                      VERSUS                        VERSUS
                                                 OCTOBER 31, 1992              DECEMBER 31, 1993
                                            --------------------------     -------------------------
                                            VOLUME     RATE      TOTAL     VOLUME     RATE     TOTAL
                                            ------     -----     -----     ------     ----     -----
Increase (decrease) in interest income:
  Consumer Product Portfolio..............   $910      $ (45)    $ 865      $162      $181     $ 343
  Small Loan Portfolio....................      *          *         *       228       157       385
                                             ----      -----     -----      ----      ----     -----
                                              910        (45)      865       390       338       728
                                             ----      -----     -----      ----      ----     -----
Increase (decrease) in interest expense:
  Bank of America Line of Credit..........    258       (285)      (27)       42       157       199
  Wells Fargo Line of Credit..............      *          *         *        55        24        79
                                             ----      -----     -----      ----      ----     -----
                                              258       (285)      (27)       97       181       278
                                             ----      -----     -----      ----      ----     -----
Increase in net interest income...........   $652      $ 240     $ 892      $293      $157     $ 450
                                             ====      =====     =====      ====      ====     =====


- ---------------
* Information not meaningful

  Credit Quality

     The Company maintains reserves for credit losses in each of its portfolios at levels that management believes are adequate to absorb potential losses. Under the Company's guidelines, an account is deemed uncollectible and generally is charged off at the earliest to occur of the time the account is 91 days past due or the account is otherwise deemed by the Company to be uncollectible. The following sets forth the Company's charge-off experience and allowance for credit losses.

                           CONSUMER PRODUCT PORTFOLIO
                             (DOLLARS IN THOUSANDS)


                                                                                                              THREE MONTHS
                              YEARS ENDED         TWO MONTHS ENDED               YEARS ENDED                      ENDED
                              OCTOBER 31,           DECEMBER 31,                 DECEMBER 31,                    MARCH 31,
                          -------------------    -------------------    -------------------------------     -------------------
                           1992        1993       1993        1994       1993        1994        1995        1995        1996
                          -------     -------    -------     -------    -------     -------     -------     -------     -------
Average net
  receivable............  $46,690     $51,907    $51,473     $56,335    $52,456     $53,656     $57,276     $58,214     $57,810
Net provision for credit
  losses................    2,654       3,198        655       1,229      3,340       3,332       3,852         826       1,191
Net write-offs..........    1,688       2,834        529         625      2,897       2,949       3,310         679         930
Provision for credit
  losses as a percentage
  of average net
  receivable............      5.7%        6.2%       7.6%       13.1%       6.4%        6.2%        6.7%        5.7%        8.2%
Net write-off's as a
  percentage of average
  net receivable........      3.6%        5.5%       6.2%        6.7%       5.5%        5.5%        5.8%        4.7%        6.4%
END OF PERIOD
Net receivable..........  $47,684     $50,222    $52,933     $59,911    $52,933     $59,911     $60,015     $56,529     $55,866
Allowance for credit
  losses................    2,296       2,660      2,786       3,169      2,786       3,169       3,711       3,316       3,972
Allowance for credit
  losses as a percentage
  of net receivable.....      4.8%        5.3%       5.3%        5.3%       5.3%        5.3%        6.2%        5.9%        7.1%


                              SMALL LOAN PORTFOLIO
                             (DOLLARS IN THOUSANDS)


                                                                                                             THREE MONTHS
                                  YEAR ENDED      TWO MONTHS ENDED              YEARS ENDED                      ENDED
                                 OCTOBER 31,        DECEMBER 31,                DECEMBER 31,                   MARCH 31,
                                 ------------    ------------------    ------------------------------     -------------------
                                   1993(2)        1993       1994       1993       1994        1995        1995        1996
                                 ------------    ------     -------    ------     -------     -------     -------     -------
Average net receivable.........      $850        $2,009     $10,509    $1,131     $ 5,662     $20,219     $15,764     $33,335
Net provision for credit
  losses.......................        66            41         388       107         591       1,547         280         899
Net write-offs(1)..............         0             0          35         0         155         896          86         487
Provision for credit losses as
  a percentage of average net
  receivable...................       8.5%         12.2%       22.2%      9.5%       10.4%        7.7%        7.1%       10.8%
Net write-offs as a percentage
  of average net
  receivable(1)................       0.0%          0.0%        2.0%      0.0%        2.7%        4.4%        2.2%        5.8%
END OF PERIOD
Net receivable.................      $679        $4,073     $14,926    $4,073     $14,926     $33,681     $16,495     $32,187
Allowance for credit losses....        66           107         543       107         543       1,194         737       1,606
Allowance for credit losses as
  a percentage of net
  receivable...................       9.7%          2.6%        3.6%      2.6%        3.6%        3.5%        4.5%        5.0%


- ---------------

(1) The Company believes that as the Small Loan Portfolio seasons the net write-offs and net write-offs as a percentage of average net receivable will approximate those experienced by the Company in the Consumer Product Portfolio.



(2) The Company commenced its small loan business in December 1992.

                    AUTOMOBILE AND TRAVEL FINANCE PORTFOLIOS


     At December 31, 1995 and March 31, 1996, respectively, the allowance for credit losses in the Automobile Finance Portfolio was $410,000 and $544,000, representing 9.8% and 9.3% of the end of period net receivable. At December 31, 1995 and March 31, 1996, respectively, the allowance for credit losses in the Travel Finance Portfolio was $50,000 and $70,000, representing 1.8% and 2.3% of the end of period net receivable.


  Delinquency Experience

     Borrowers under the Company's contracts are required to make monthly payments. The following sets forth the Company's delinquency experience for accounts with payments 31 days or more past due.

                           CONSUMER PRODUCT PORTFOLIO
                             (DOLLARS IN THOUSANDS)


                                              OCTOBER 31,             DECEMBER 31,                 MARCH 31,
                                              -----------     ----------------------------     -----------------
                                                 1992          1993       1994       1995       1995       1996
                                              -----------     ------     ------     ------     ------     ------
Past due accounts (gross receivable):
  31-60 days................................    $ 1,485       $1,316     $2,264     $1,943     $1,520     $1,552
  61 days or more...........................      1,412        1,576      2,610      2,465      2,334      2,269
Accounts with payments 31 days or more past
  due as a percentage of end of period gross
  receivable................................        5.4%         4.8%       7.2%       6.5%       6.1%       6.1%


                              SMALL LOAN PORTFOLIO
                             (DOLLARS IN THOUSANDS)


                                              OCTOBER 31,             DECEMBER 31,                 MARCH 31,
                                              -----------     ----------------------------     -----------------
                                                 1992          1993       1994       1995       1995       1996
                                              -----------     ------     ------     ------     ------     ------
Past due accounts (gross receivable):
  31-60 days................................        N/A       $    9     $   76     $  500     $  175     $  572
  61 days or more...........................        N/A           36        105        649        188        799
Accounts with payments 31 days or more past
  due as a percentage of end of period gross
  receivable(1).............................        N/A          1.0%       1.1%       3.0%       2.0%       3.8%


- ---------------
(1) The Company believes that as the Small Loan Portfolio seasons the number of accounts with payments 31 days or more past due as a percentage of end of period gross receivable will conform to the levels the Company has experienced in the Consumer Product Portfolio.

                    AUTOMOBILE AND TRAVEL FINANCE PORTFOLIOS


     At December 31, 1995 and March 31, 1996, respectively, the dollar amount of accounts 31 days or more past due in the Automobile Finance Portfolio was $117,000 and $199,000 or 2.1% and 2.6% as a percentage of the end of period gross receivable. At December 31, 1995 and March 31, 1996, respectively, the dollar amount of accounts 31 days or more past due in the Travel Finance Portfolio was $87,000 and $101,000 or 2.9% and 3.0% as a percentage of the end of period gross receivable. Due to the size of and lack of seasoning of these portfolios, there can be no assurance that the performance of the Company's experience to date will be indicative of future results.


RESULTS OF OPERATIONS


 Three Months Ended March 31, 1996 Compared to Three Months Ended March 31, 1995



     Total revenues in the three months ended March 31, 1996 increased to $9.3 million from $4.8 million in the three months ended March 31, 1995, an increase of $4.4 million or 91.6%.

     Consumer Product Portfolio interest income in the three months ended March 31, 1996 increased to $3.2 million from $3.0 million in the three months ended March 31, 1995, an increase of $0.3 million or 8.5%. All of this increase was attributable to a rise in the average interest rate the Company earned on this portfolio to 22.2% in the three months ended March 31, 1996 from 20.3% in the three months ended March 31, 1995. The Consumer Product Portfolio averaged $57.8 million or $683 per contract in the three months ended March 31, 1996 compared to $58.2 million or $743 per contract in the three months ended March 31, 1995. The Company believes that this reduction may be attributable to a number of factors, including general economic conditions in California.



     Small Loan Portfolio interest income in the three months ended March 31, 1996 increased to $2.1 million from $1.0 million in the three months ended March 31, 1996, an increase of $1.1 million or 107.4%. All of this gain was attributable to an increase in the Small Loan Portfolio, which averaged $33.3 million in the three months ended March 31, 1996 compared to $15.8 million in the three months ended March 31, 1995. The average interest rate the Company charged on this portfolio decreased slightly for the three months ended March 31, 1996 to 25.1% compared to 25.6% for the three months ended March 31, 1995. The Company believes that this reduction is attributable to an increase in the size of the loans it made in the three months ended March 31, 1996, which averaged $546 at March 31, 1996 compared to $514 at March 31, 1995. Under California law the interest rate the Company is allowed to charge decreases as the amount of the small loan increases. The Company currently charges the maximum interest rate permitted under California law on its small loans.



     For the three months ended March 31, 1996, revenues from the sale of automobiles, which business commenced in June 1995, amounted to $2.0 million.



     Other income for the three months ended March 31, 1996 increased to $1.7 million from $0.7 million in the three months ended March 31, 1995, an increase of $1.1 million or 163.3%. Other income in the three months ended March 31, 1996 includes $0.2 million of net revenues earned from the sale of airline tickets, which commenced in July 1995, and $0.4 million of interest income earned on the Travel Finance Portfolio and Automobile Finance Portfolio. The remaining increase in other income was primarily due to an increase of $0.2 million in administrative fee income earned on the Small Loan Portfolio, and a $0.3 million increase in late charges the Company earned on all of its receivable portfolios.



     Operating expenses in the three months ended March 31, 1996 increased to $2.5 million from $1.5 million in the three months ended March 31, 1995, an increase of $1.0 million or 64.5%. Of this increase, $0.6 million is attributable to operating costs and expenses incurred in connection with the sale of automobiles and airline tickets which business commenced in July of 1995. The remaining increase of $0.4 million was primarily due to the expansion of the small loan business, including an increase in the number of employees and related payroll expenses.



     The cost of automobiles sold for the three months ended March 31, 1996 was $1.4 million.



     The provision for credit losses in the three months ended March 31, 1996 increased to $2.3 million from $1.1 million in the three months ended March 31, 1995, an increase of $1.2 million or 112.2%. This increase was due to the growth experienced by the Company in its Small Loan Portfolio, which generated a provision of $0.9 million in the three months ended March 31, 1996 compared to $0.3 million in the comparable period of 1995. The remaining increase of $0.6 million was primarily attributable to an increase of $0.4 million in the provision for credit losses on the Company's Consumer Product Portfolio as a result of increased write-offs in such portfolio, and $0.2 million provision for credit losses provided on the Company's Automobile Finance Portfolio which its operation commenced in June of 1995.



     Interest expense in the three months ended March 31, 1996 increased to $1.2 million from $1.1 million in the three months ended March 31, 1995, an increase of $0.2 million or 15.4%. This increase was primarily due to a higher level of borrowings under the Lines of Credit used to support the growth in the Company's Small Loan Portfolio, Travel Finance Portfolio and Automobile Finance Portfolio.



     As a result of the foregoing factors, net income in the three months ended March 31, 1996 increased to $1.1 million from $0.7 million in the three months ended March 31, 1995, an increase of $0.4 million or 62.4%.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Total revenues in the year ended December 31, 1995 increased to $26.6 million from $15.6 million in the year ended December 31, 1994, an increase of $11.0 million or 70.8%.

     Consumer Product Portfolio interest income in the year ended December 31, 1995 increased to $12.5 million from $11.8 million in the year ended December 31, 1994, an increase of $0.7 million or 6.1%. Of this increase, $0.8 million was attributable to an increase in the size of the Consumer Product Portfolio, which averaged $57.3 million in the year ended December 31, 1995 compared to $53.7 million in the year ended December 31, 1994. For the year ended December 31, 1995, the number of active contracts outstanding in the Consumer Product Portfolio increased to 84,600, an increase of 9.8% over the comparable period in 1994. For the year ended December 31, 1995, the average balance in such portfolio decreased to $710 from $778 in the year ended December 31, 1994, a decrease of 8.7%. The Company believes that this reduction may be attributable to a number of factors, including general economic conditions in California. The average interest rate the Company earned on its Consumer Product Portfolio in the year ended December 31, 1995 decreased to 21.8% from 22.0% in the year ended December 31, 1994.

     Small Loan Portfolio interest income in the year ended December 31, 1995 increased to $5.1 million from $1.1 million in the year ended December 31, 1994, an increase of $4.0 million or 382.0%. Of this increase, $2.7 million was attributable to an increase in loan demand and $1.3 million was attributable to an increase in the average interest rate the Company earned on the average Small Loan Portfolio. The average interest rate increased to 25.2% for the year ended December 31, 1995 from 18.7% for the year ended December 31, 1994. The Company currently charges the maximum interest rate permitted under California law on its small loans. The average size of the Small Loan Portfolio increased to $20.2 million in the year ended December 31, 1995 from $5.7 million in the year ended December 31, 1994, an increase of $14.6 million.


     In the year ended December 31, 1995, revenues include $4.4 million generated from the sale of automobiles, which business commenced in June 1995.



     Other income in the year ended December 31, 1995 increased to $3.7 million from $1.9 million in the year ended December 31, 1994, an increase of $1.8 million or 95.6%. Other income includes $0.4 million of net revenues earned from the sale of airline tickets, which business commenced in July of 1995, and $0.4 million interest income earned on the Travel Finance Portfolio and Automobile Finance Portfolio. The remaining increase in other income was primarily due to an increase of $0.7 million in administrative fee income earned on the Small Loan Portfolio.



     Operating expenses in the year ended December 31, 1995 increased to $8.2 million from $5.2 million in the year ended December 31, 1994, an increase of $3.0 million or 57.6%. Of this increase, $1.2 million is attributable to operating expenses and costs incurred in connection with the sale of airline tickets and used automobiles which began in the year ended December 31, 1995. The remaining increase of $1.8 million was primarily due to the expansion of the small loan business, including an increase in the number of employees and related payroll expenses of $0.9 million, and to an increase in advertising expenses of $0.3 million.



     The cost of automobiles sold in the year ended December 31, 1995 was $3.1 million.


     The provision for credit losses in the year ended December 31, 1995 increased to $5.9 million from $3.9 million in the year ended December 31, 1994, an increase of $1.9 million or 49.3%. This increase was primarily due to the growth experienced by the Company in its Small Loan Portfolio, which generated a provision of $1.5 million for the year ended December 31, 1995 compared to $0.6 million in the comparable period of 1994. The Automobile Finance Portfolio and Travel Finance Portfolio accounted for $0.5 million of the provision for credit losses during 1995. The remaining increase was attributable to growth in the Company's Consumer Product Portfolio and a higher provision level on this portfolio in 1995 as compared to 1994.


     Interest expense in the year ended December 31, 1995 increased to $4.3 million from $2.8 million in the year ended December 31, 1994, an increase of $1.5 million or 52.7%. This increase was primarily due to a higher level of borrowings under the Lines of Credit used to support the growth in the Company's Installment

Credit Portfolio and Small Loan Portfolio, and to a higher level of interest charged by the lenders under the respective Lines of Credit, as a result of increases in their borrowing rates.


     As a result of the foregoing factors, net income in the year ended December 31, 1995 increased to $3.1 million from $2.2 million for the year ended December 31, 1994, an increase of $0.9 million or 42.9%.

 Year and Two Months Ended December 31, 1994 Compared to Year and
  Two Months Ended December 31, 1993

     Total revenues in the year ended December 31, 1994 increased to $15.6 million from $11.9 million in the year ended December 31, 1993, an increase of $3.7 million or 31.0%. For the two months ended December 31, 1994, total revenues increased to $3.1 million from $2.2 million for the two months ended December 31, 1993, an increase of $0.9 million or 38.6%.

     Consumer Product Portfolio interest income in the year ended December 31, 1994 increased to $11.8 million from $9.4 million in the year ended December 31, 1993, an increase of $2.4 million or 25.1%. Of this increase, $2.2 million was attributable to an increase in the average interest rate the Company earned on the Consumer Product Portfolio, which increased to 22.0% in the year ended December 31, 1994 from 18.0% in the year ended December 31, 1993. The remaining increase of $0.2 million was attributable to an increase in the size of the Consumer Product Portfolio, which averaged $53.7 million in the year ended December 31, 1994 compared to $52.5 million in the year ended December 31, 1993. Consumer Product Portfolio interest income for the two months ended December 31, 1994 increased to $2.1 million from $1.7 million for the two months ended December 31, 1993, an increase of $0.3 million or 20.0%. Of this increase, $0.2 million was due to an increase in the average size of the Consumer Product Portfolio which averaged $56.3 million for the two months ended December 31, 1994 compared to $51.5 million for the two months ended December 31, 1993. The remaining increase of $0.2 million was attributable to an increase in the interest rate the Company earned on the Consumer Product Portfolio, which increased to 21.9% for the two months ended December 31, 1994 from 20.0% for the two months ended December 31, 1993.


     Small Loan Portfolio interest income in the year ended December 31, 1994 increased to $1.1 million from $0.2 million in the year ended December 31, 1993, an increase of $0.9 million or 462.2%. Of this increase, $0.8 million was attributable to an increase in loan demand and $0.1 million was attributable to an increase in the average interest rate the Company earned on the average Small Loan Portfolio. The average interest rate increased to 18.7% for the year ended December 31, 1994 from 16.6% for the year ended December 31, 1993. The average size of the Small Loan Portfolio increased to $5.7 million in the year ended December 31, 1994 from $1.1 million in the year ended December 31, 1993, an increase of $4.5 million. Small Loan Portfolio interest income for the two months ended December 31, 1994 increased to $0.4 million from $0.1 million for the two months ended December 31, 1993, an increase of $0.4 million or 713.0%. Of this increase, $0.2 million was due to an increase in loan demand and $0.2 million was attributable to an increase in the average interest rate the Company earned on the Small Loan Portfolio. The average size of the Small Loan Portfolio increased to $10.5 million for the two months ended December 31, 1994 from $2.0 million for the two months ended December 31, 1993, an increase of $8.5 million. The average interest rate the Company earned on the Small Loan Portfolio increased to 25.1% for the two months ended December 31, 1994 from 16.1% for the two months ended December 31, 1993.



     Other income in the year ended December 31, 1994 increased to $1.9 million from $1.4 million in the year ended December 31, 1993, an increase of $0.4 million or 29.3%. For the two months ended December 31, 1994, other income increased to $0.4 million from $0.3 million for the two months ended December 31, 1993, an increase of $0.1 million or 36.8%. This increase was primarily due to an increase in administrative fee income and to increased late fee income.


     Operating expenses in the year ended December 31, 1994 increased to $5.2 million from $4.5 million in the year ended December 31, 1993, an increase of $0.7 million or 15.9%. Operating expenses for the two months ended December 31, 1994 increased to $1.0 million from $0.9 million for the two months ended December 31, 1993, an increase of $0.1 million or 18.6%. This increase was primarily due to increased expenses in connection with the Company's development of its small loan business, which include an increase in the number of employees and related payroll necessary to accommodate the increased number of contracts associated with the expansion of this business.

     The provision for credit losses in the year ended December 31, 1994 increased to $3.9 million from $3.4 million in the year ended December 31, 1993, an increase of $0.5 million, or 13.8%. This increase was attributable to the growth in the Company's Small Loan Portfolio. The Company's provision for credit losses on its Consumer Product Portfolio was $3.3 million for both of the years ended December 31, 1994 and 1993. The provision for credit losses as a percentage of the average Consumer Product Portfolio was 6.2% in the year ended December 31, 1994 compared to 6.4% in the year ended December 31, 1993. The provision for credit losses for the two months ended December 31, 1994 increased to $1.6 million from $0.7 million for the two months ended December 31, 1993, an increase of $0.9 million or 132.3%. For the two month period ended December 31, 1994, the provision for credit losses as a percentage of average net receivable in the Consumer Product Portfolio was 13.1% compared to 7.6% in the comparable period of 1993, and the provision for credit losses as a percentage of average net receivable in the Small Loan Portfolio was 22.2% compared to 12.2%, respectively, for those same periods. These increases reflect the Company's decision to provide additional provision for credit losses in light of the significant increase in the Company's Combined Receivable Portfolio in the two months ended December 31, 1994, and the Company's concern that the California economy would continue to be depressed in 1995.

     Interest expense in the year ended December 31, 1994 increased to $2.8 million from $2.2 million during the year ended December 31, 1993, an increase of $0.6 million or 25.3%. Interest expense for the two months ended December 31, 1994 increased to $0.6 million from $0.3 million for the months ended December 31, 1993, an increase of $0.3 million or 82.0%. These increases were due to a higher level of bank borrowings used to support the growth on the Company's Combined Receivable Portfolio and to higher interest rates on the Company's Lines of Credit.

     As a result of the foregoing factors, net income in the year ended December 31, 1994 increased to $2.2 million compared to $1.0 million in the year ended December 31, 1993, an increase of $1.2 million or 115.6%. The Company incurred a net loss for the two months ended December 31, 1994 of $0.1 million compared to net income of $0.2 million for the two months ended December 31, 1993.

  Year Ended October 31, 1993 Compared to Year Ended October 31, 1992

     Total revenues in the year ended October 31, 1993 increased to $11.4 million from $10.1 million in the year ended October 31, 1992, an increase of $1.3 million or 12.7%.

     Consumer Product Portfolio interest income in the year ended October 31, 1993 increased to $9.0 million from $8.1 million in the year ended October 31, 1992, an increase of $0.9 million or 10.6%. This increase was attributable to an increase in the size of the Consumer Product Portfolio, which averaged $51.9 million in the year ended October 31, 1993 compared to $46.7 million in the year ended October 31, 1992. The average interest rate the Company earned on the Consumer Product Portfolio did not materially change during the year ended October 31, 1993, averaging 17.4% during each of the years ended October 31, 1993 and October 31, 1992.


     Other income in the year ended October 31, 1993 increased to $1.5 million from $1.3 million in the year ended October 31, 1992, an increase of $0.2 million or 16.3%. This increase was attributable to an increase in late fees and sales of insurance products.


     Operating expenses in the year ended October 31, 1993 increased to $4.5 million from $4.0 million in the year ended October 31, 1992, an increase of $0.5 million or 13.4%. This increase was primarily due to additional costs incurred in managing a higher level of outstanding contracts and to certain expenses incurred in connection with the introduction of the small loan business.

     The provision for credit losses in the year ended October 31, 1993 increased to $3.3 million compared to $2.7 million in the year ended October 31, 1992, an increase of $0.6 million or 23.0%. Although the Company's average Consumer Product Portfolio in the year ended October 31, 1993 increased to $51.9 million compared to $46.7 million in the year ended October 31, 1992, the increase in the provision was primarily due to the recession that the California economy entered into in the year ended October 31, 1993. The effect of the unfavorable economy is reflected in the provision for credit losses expressed as a percentage of the average net receivable in the Consumer Product Portfolio, which rose to 6.2% in the year ended October 31, 1993 compared to 5.7% in the year ended October 31, 1992.

     Interest expense in the year ended October 31, 1993 was $2.3 million, which was unchanged from the year ended October 31, 1992.

     As a result of the foregoing factors, net income in the year ended October 31, 1993 increased to $0.8 million from $0.7 million, an increase of $0.1 million or 14.5%.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations through the cash flow generated from operations, borrowings under its Lines of Credit, and from periodic contributions to capital made by Holdings and related entities. See "The Reorganization and Certain Relationships and Agreements among the Company, Banner, Holdings and Other Affiliates" and "Principal Shareholders."


     For the three months ended March 31, 1996, net cash provided from operations totalled $2.9 million, while investing activities provided an additional $2.0 million of cash flow. During this period the Company repaid $3.5 million of notes payable and made a return of capital of $1.2 million to Banner.


     Net cash provided from operations totaled $4.3 million, $6.7 million and $9.2 million for the year ended October 31, 1993, and the years ended December 31, 1994 and 1995, respectively. During these periods, the primary source of net cash provided from operations was net income before non-cash charges, principally the provision for credit losses.

     For the years ended October 31, 1993 and December 31, 1994 and 1995, net cash flow generated from operations was insufficient to fund the Company's outlays for capital expenditures and the significant growth it experienced in its combined receivable portfolio, which required cash outflows of $5.8 million in the year ended October 31, 1993, and of $20.8 million and $29.8 million in the year ended December 31, 1994 and 1995, respectively. To fund its expenditures and support the growth in its combined receivable portfolio, the Company relied on capital contributions from Holdings and bank borrowings made under its credit facilities. Capital contributions amounted to $3.0 million, $1.6 million and $6.6 million in the year ended October 31, 1993 and the years ended December 31, 1994 and 1995, respectively. Bank borrowings provided cash of $12.2 million and $15.1 million in the years ended December 31, 1994 and 1995, respectively.


     Currently, the Company funds its lending activities and operations in part with borrowings under the Bank of America Line of Credit and Wells Fargo Line of Credit. Borrowings under the Bank of America Line of Credit may be used only to finance the Company's consumer product finance business. The amount of credit available at any one time under the Bank of America Line of Credit is limited to 75% of eligible contracts in the Company's Consumer Product Portfolio. As of March 31, 1996, the total amount available to the Company under the Bank of America Line of Credit was $38.5 million, all of which was outstanding. The Bank of America Line of Credit was amended and restated as of April 29, 1996 and expires on August 30, 1996. Borrowings under the Wells Fargo Line of Credit may be used only to finance the Company's travel finance, auto finance and small loan businesses. The amount of credit available at any one time under the Wells Fargo Line of Credit is limited to 70% of eligible contracts in Small Loan, Automobile Finance and Travel Finance Portfolios. As of March 31, 1996, the total amount available to the Company under the Wells Fargo Line of Credit was $27.9 million, of which $22.0 million was outstanding. The Wells Fargo Line of Credit expires on July 1, 1996. The Company believes it will be able to renew both of its Lines of Credit. However, there can be no assurance that the Company will be able to renew such Lines of Credit. See "Risk Factors -- Need for Additional Financing." The Company intends to use a portion of the net proceeds of the Offering to reduce outstanding borrowings, on a pro rata basis, under the Lines of Credit, thereby increasing the amount available to the Company under such Lines of Credit.



     The Lines of Credit contain certain restrictive covenants that require, among other things, the maintenance of certain financial ratios and amounts. The Company is required to maintain specified levels of tangible net worth and cash flow to interest coverage ratios, and cannot exceed specified ratios of debt to tangible net worth, as such terms are defined in the Lines of Credit. Other ratios must be maintained related to the performance of the Company's gross receivable portfolio. At March 31, 1996, the Company was in compliance with such restrictive covenants in the Lines of Credit.



     The Company may securitize all or portions of its gross receivable portfolio when it generates sufficient volume of such receivables. Securitization would increase the Company's liquidity and reduce its reliance on its Lines of Credit. However, the Company has never consummated a securitization transaction, and the securitization markets for many of the Company's receivables are limited. Accordingly, there can be no assurance that the Company will successfully implement a securitization program.


     The Company requires substantial capital to finance its business. Consequently, the Company's ability to grow and the future of its operations will be affected by the availability of financing and the terms thereof. The amount of debt the Company requires from time to time depends on the Company's needs for cash, as determined by its operating performance and its ability to borrow under the terms of its various loan agreements. The Company intends to meet its short-term liquidity needs with cash flow from operations, a portion of the proceeds from the Offering and borrowings under its Lines of Credit.


     The estimated net proceeds of the Offering of approximately $19.8 million are expected to be sufficient to fund the Company's liquidity requirements for more than 12 months if the Company were to maintain its operations at current levels. However, the Company may need to arrange for additional bank borrowings or additional debt or equity financing as it continues to grow. The Company believes that its Lines of Credit can be renewed, that the increase in equity resulting from the Offering will facilitate the Company's ability to incur increased indebtedness, and that it can obtain alternative financing sources that, together with cash flow from operations and the net proceeds from the Offering, would provide the Company sufficient resources to meet its capital requirements. However, there can be no assurance that the Company will be able to renew its Lines of Credit, that the Company will have access to additional financing sources necessary to sustain its operations and its growth plans, or that such financing will be available to the Company on favorable terms.



     The Company is prohibited from paying cash dividends under its various debt agreements.

                                    BUSINESS

COMPANY OVERVIEW


     The Company is a specialized consumer finance company that primarily serves the financing needs of the rapidly growing Hispanic segment of the population that cannot secure credit through traditional lending sources. The Company's customers are primarily low income Hispanics, a market the Company believes is underserved. The Company (i) purchases and services consumer finance receivables generated by the Company's customers for purchases of high quality brand name consumer products, appliances and furniture sold by Banner, (ii) originates and services consumer finance receivables generated by the Company's customers for purchases of used automobiles and airline tickets sold by the Company, and (iii) provides other financial services to its customers such as small loans. During its 40 years of operation, the Company believes it has established customer loyalty by, among other things, granting credit on terms comparable to those charged by the Company's competitors. While the Company operates primarily in greater Los Angeles, the Company's objective is to become the leading provider of consumer credit and other financial services to the low income Hispanic population in urban areas in California and throughout the United States. Because the Company's customers are primarily low-income consumers, the Company is more susceptible to the risk that its customers will not be able to satisfy their repayment obligations than are less specialized consumer finance companies.



  Demographic Trends and Market Opportunity



     Since 1950, Hispanics have been the fastest growing minority group in the United States, increasing from 4 million in 1950 to approximately 27 million in 1996, a compound annual growth rate of 4.3%, and, according to the 1996 Report, this trend is expected to continue. The 1996 Report projects that the Hispanic population will total 36 million by 2005 and will double its 1995 size to almost 53 million by 2020. The CCSCE Report states that California is home to the largest Hispanic population in the United States and that this population will grow from 9.4 million in 1995 to 13 million by 2005 and to 15 million by 2010, at which time it will comprise over 36% of California's total population. The Company believes that, despite the current size and projected population growth of the Hispanic population in the United States, this segment of the population will continue to have limited access to traditional sources of credit.



     The Company has identified certain metropolitan markets in which the Company believes it can successfully introduce its financial products and services. Specifically, the Company has determined that there exist significant opportunities in markets having large Hispanic populations but in which such populations account for less than 30% of such area's total population. The Company believes that Hispanic consumers in these markets are more likely to be underserved than Hispanics in locations in which they comprise a greater proportion of an area's total population. In its target markets, the Company believes it could expand through selective acquisitions or by establishing its own financial product and service centers. The Company believes that selective acquisitions, rather than the introduction of its own financial product and service centers would be the most efficient method to enter markets in which Hispanics comprise more than 30% of a metropolitan area's total population.

     The United States Hispanic population is concentrated in the following nine states:



                                                              ESTIMATED HISPANIC
                                                               POPULATION 1996
                                                              ------------------
                                                                (IN MILLIONS)
                California..................................          9.8
                Texas.......................................          5.6
                New York....................................          2.6
                Florida.....................................          2.0
                Illinois....................................          1.1
                New Jersey..................................          0.9
                Arizona.....................................          0.9
                New Mexico..................................          0.7
                Colorado....................................          0.5


- ---------------
Source: 1996 U.S. Hispanic Market Study performed by the Strategy Research Corporation.


BUSINESS SEGMENTS


  Installment Credit Business


     The Company provides credit to low-income consumers who desire to purchase consumer products on credit. By granting credit, the Company provides low income consumers with an increased number of purchasing options. The Company purchases and services consumer finance receivables generated through purchases of brand name consumer products sold by Banner, including special order items, and originates and services consumer finance receivables generated through purchases of used automobiles and airline tickets.



     Consumer Product Finance. The Company purchases and services consumer finance receivables generated through purchases of brand name consumer products sold by Banner through six stores in greater Los Angeles and one store in San Francisco. Consumer products financed by the Company include televisions, stereos, refrigerators, washers and dryers, ovens, freezers, furniture, household accessories and special order items. The average net contract balance in the Company's Consumer Product Portfolio at March 31, 1996 was $683.



     Automobile Finance. In mid-1995, the Company opened its first used automobile facility and commenced its automobile finance business at one location adjacent to Banner's flagship installment credit store in downtown Los Angeles, and, in April 1996, opened a second used automobile facility in greater Los Angeles. The Company offers used automobiles for sale at prices generally ranging from $6,500-$7,500 with financing terms of up to 42 months. The number of vehicles sold monthly by the Company has increased from 54 during June 1995 to 150 during March 1996. From commencement of this business through March 31, 1996, the Company sold 877 vehicles for an aggregate sales price of $6.5 million, of which $5.8 million was financed. The average net contract balance in the Company's Automobile Finance Portfolio at March 31, 1996 was approximately $6,700.


     California is the largest vehicle market in the United States. The used vehicle market that caters to the Hispanic customer operates on a highly fragmented and localized basis with few dealers having more than one sales location. As part of the Company's strategy to distinguish itself from its competitors, the Company does not negotiate the sales prices of its vehicles and includes a twelve-month warranty with all vehicles at no extra charge. To cover potential warranty claims, the Company establishes a reserve with respect to each used automobile it sells. Although the Company believes it has adequately reserved for potential warranty claims, there can be no assurance that such reserved amounts will be sufficient to cover the costs of the Company's warranty claims.



     Travel Finance. As a complimentary business line, the Company in mid-1995 commenced its travel finance business, offering Company-financed sales of airline tickets, primarily for travel to Mexico and Central America. At March 31, 1996, the Company was conducting this business at five of Banner's installment credit stores in greater Los Angeles and two finance centers offering small loans and travel finance in greater Los Angeles that were opened in December 1995. The Company believes that both its small loan and travel product lines can be offered out of 1,000-1,500 square foot locations, and that such locations can efficiently offer additional financial products and services which the Company anticipates it will make available in the future. Since commencing this business, the Company has sold and financed approximately $5.5 million of airline tickets. The average net contract balance in the Company's Travel Finance Portfolio at March 31, 1996 was approximately $400. See "Recent Developments."



     Unaffiliated Retailer Installment Finance. Also in mid-1995, the Company began a program of providing financing to consumers for the purchase of products and services sold by unaffiliated retailers. At present, the Company has unaffiliated retailer installment financing arrangements with approximately 25 retailers in greater Los Angeles, most with one or two locations, and one with approximately 15 locations. The Company's unaffiliated retailer installment finance business currently represents an immaterial portion of the Company's gross receivable portfolio. However, the Company regularly considers and evaluates additional unaffiliated retailer installment financing arrangements.


  Small Loan Business


     In December 1992, after a one-year period of systems and market testing, the Company began offering, at Banner's flagship installment credit store, closed-end, unsecured small loans generally ranging from $350 to $1,500 for personal, family or household purposes. Prior to commencing this business, the Company determined that there was a significant demand for small loans, and that financial institutions in its geographic market were not making loans of less than $1,500 and did not have adequate underwriting experience to serve the low income Hispanic population. By December 31, 1995, the Company was originating small loans through eight facilities in greater Los Angeles, four of which were operated at Banner's installment credit stores and four of which were operated as finance centers offering small loans and travel finance which opened in December 1995. See "Recent Developments."



     Since inception, the small loan business has experienced significant growth. The Company had approximately 11,000 active small loan accounts at December 31, 1993, approximately 26,000 accounts at December 31, 1994 and approximately 59,000 accounts at March 31, 1996. At March 31, 1996, the Company had an outstanding net portfolio balance of $32.2 million, the average net contract balance in the Small Loan Portfolio was $546 and the average contract term was approximately 12 months. The Company estimates that approximately 50% of the small loan customers at March 31, 1996 were also current installment credit customers. Management believes that the lack of greater overlap between small loan customers and installment credit customers presents the Company with significant cross-selling and marketing opportunities.


  Other Business Activities

     The Company acts as an intermediary for an unaffiliated insurance carrier with respect to the sale of credit life and credit accident and health insurance to its customers and, as such, sells policies within limitations established by agency contracts with that insurer. Credit life insurance provides for the payment in full of the borrower's credit obligation to the lender in the event of death. Credit accident and health insurance provide for repayment of loan installments to the lender that come due during the insured's period of involuntary unemployment resulting from disability, illness or injury. Charges for such credit insurance are made at maximum authorized rates and are stated separately in the Company's disclosure to customers, as required by the Truth-in-Lending Act and applicable state statutes. The Company does not act as an intermediary with respect to the sale of credit insurance to non-borrowers. The Company earns a commission on the sale of credit insurance which is based in part on the claims experience of the insurance carrier on policies sold by the insurance carrier through the Company. The Company recently formed a wholly-owned subsidiary to provide similar insurance directly, which it anticipates providing to its customers in the near future.


COMPANY OPERATIONS

  Credit Procedures

     The Company has developed uniform guidelines and procedures for evaluating credit applications for installment credit sales and small loans. Currently, the Company's five senior credit managers and five senior approvers have an average of 19 years and 12 years of experience, respectively, with the Company.

     Credit applications are taken at all of the Company's locations and at each of Banner's stores and are transmitted electronically through the Company's computer system to the Company's credit processing facility, where all credit approval and verification is centralized. The Company believes that its underwriting policies and procedures allow it to respond quickly to credit requests. The Company typically responds to credit applicants within one hour. Management believes that because of its prompt response, many customers prefer to deal with the Company instead of its competitors.

     The Company's credit managers and credit approvers make their decisions on a case by case basis and are influenced by, among other things, whether an applicant is a new or existing customer. New applicants complete standardized credit applications which contain information concerning income level, employment history, stability of residence, driver's license or state identification card, social security number, capacity to pay and personal references. The Company also obtains a credit bureau report and rating, if available, and seeks to confirm various information. For an established customer, the credit process includes a review of the customer's credit and payment history with the Company. In instances where the applicant has no or limited credit history, the Company may require a co-signer with appropriate credit status to sign the contract and may, in the installment credit business, also require a down payment. Depending on the size of the transaction and other relevant factors, the applicant's employment and residence may be verified by the Company's credit verifiers.

     The Company maintains reserves for credit losses in each of its portfolios at levels that management believes are adequate to absorb potential losses. The Company regularly reviews its Installment Credit Portfolio and Small Loan Portfolio to determine the adequacy of its allowances for credit losses. Major considerations in determining the adequacy of the allowances for credit losses include reviewing credit loss experience, the level of delinquencies, the impact of general economic conditions and trends, and the size of the portfolios.

  Payment and Collections

     Industry studies estimate that more than 25% of the adult population in the United States does not maintain a checking account with a depository institution, a standard prerequisite to obtaining a consumer loan, credit card or other form of credit from most consumer credit sources. The Company's customers are required to make their monthly payments using a payment schedule provided to them by the Company. The vast majority of the Company's customers make their payments in cash at the Company's locations or at the Company's payment facilities in Banner's stores. For the Company's customers who are paid their wages by check but who do not maintain checking accounts, the Company cashes such checks at no charge in order to facilitate account payments.

     Payments are considered past due if a borrower fails to make any payment in full on or before its due date, as specified in the installment credit or small loan contract signed by the customer. The Company typically contacts borrowers whose payments are not received by the due date within 10 days after such due date. Such contacts are made by the Company both by letter and telephone. Thereafter, if no payment is remitted to the Company, additional contacts are made every 7 days, and, after a loan becomes 31 days delinquent, the account is generally turned over to the Company's credit collectors. Under the Company's guidelines, an account is deemed uncollectible and generally is charged off at the earliest of the time the account is generally 91 days past due or the account is otherwise deemed by the Company to be uncollectible. In addition, upon reaching 91 days past due, the account is generally turned over to either an attorney or collection agency for further processing.

  Finance Contracts


     The Company utilizes different types of financing contracts, depending on the dollar amount of the financing and the product financed. Each of the contracts are in Spanish and English and require financing payments to be made on a monthly basis. Many of the terms, conditions and disclosures in the finance contracts are governed by state and federal regulations. See "-- Regulation." When a qualifying customer with an open account balance increases the amount outstanding with an additional purchase or loan, the customer executes a new contract for the new aggregate balance and, with the proceeds, pays off the original contract.


  Insurance

     The Company maintains various policies of insurance of kind and amount usual for its business. It maintains coverage for business interruptions, including interruptions as a result of computer failure. The Company believes that its insurance coverage is adequate.

  Management Information Systems


     Pursuant to the Operating Agreement, the Company will utilize Banner's management information systems and be granted a license respecting the use of Banner's management information systems' software. Banner has invested significant resources to develop a proprietary system that integrates all major aspects of the businesses of the Company and Banner. The computer system utilizes a mid-range IBM AS-400 as its central server, which provides on-line, real-time information processing services to terminals located in each of Banner's locations and in the Company's centralized credit processing facility. The system allows for complete processing of the Company's consumer product finance, automobile finance, travel finance and small loan businesses, including application processing and credit-approving, referral of credit bureau reports, payment history of all active accounts, preparation of contracts, payment posting and all other collection monitoring activity. In addition, the system provides customized reports to analyze each of the Company's portfolios on a daily, weekly and monthly basis. The Company believes that the computer system is sufficient to permit significant growth in each of the Company's business lines and portfolios without the need for a material additional investment in management information systems. Banner has adopted procedures designed to minimize the effect of systems failures and other types of potential problems, including routine backup and off-site storage of computer tapes and redundancy and "mirroring" of certain computer processes.


COMPETITION

     The installment credit business is highly competitive. The Company, through its relationship with Banner and other retailers, competes with those department stores, discount stores and other retail outlets which also provide credit to low income consumers. The largest national and regional competitors have significantly greater resources than the Company. Competition may arise from new sources having the expertise and resources to enter the Company's markets either through expansion of operations or acquisitions.

     The small loan consumer finance industry is a highly fragmented segment of the consumer finance industry. There are numerous small-loan consumer finance companies operating in the United States. Many of these companies have substantially greater resources than the Company, and the entry or expansion of any such company within the Company's markets could have a material adverse effect on the Company's business strategy and results of operations and financial condition. The Company does not believe it competes with commercial banks, savings and loans and most other consumer finance lenders, because these institutions typically make loans greater than $1,500 with maturities greater than one year.

REGULATION

  General

     As a consumer finance company, the Company is subject to extensive regulation. Violation of statutes and regulations applicable to the Company may result in actions for damages, claims for refunds of payments made, certain fines and penalties, injunctions against certain practices and the potential forfeiture of rights to repayment of loans. The Company may be affected by changes in state and federal statutes and regulations. The Company, in conjunction with industry associations, actively participates in lobbying efforts in the states in which it operates. Although the Company is not aware of any pending or proposed legislation that could have a material adverse effect on the Company's business, there can be no assurance that future regulatory changes will not adversely affect the Company's lending practices, operations, profitability or prospects.

  State Regulation

     Consumer Product and Travel Finance. The Company's consumer product finance business is regulated in California by the California Retail Installment Sales Act (the "Unruh Act"). The Unruh Act requires the Company to provide complete disclosure to its customers of the principal terms of each transaction, such as the amount of the loan, the total finance charge, and the amount of any product service contract. In addition, the Unruh Act provides consumer protection against unfair or deceptive practices, including prohibiting misleading advertising.

     Automobile Finance. The Company's automobile finance business is regulated in California by the Rees-Levering Motor Vehicle Sales and Financing Act (the "Rees-Levering Act"). The Rees-Levering Act governs the installment sale of motor vehicles sold for personal or family use. The Rees-Levering Act requires the Company to provide complete disclosure to its customers of the principal terms of each loan, such as the amount of the loan, the total finance charge, the amount of the service contract and an itemization of license and registration fees. In addition, the Rees-Levering Act provides consumer protection against unfair or deceptive practices, including prohibiting misleading advertising and regulating the procurement of insurance.

     Small Loan Business. Small loan consumer finance companies are subject to extensive regulation, supervision and licensing under various federal and state statutes, ordinances and regulations. In general, these statutes establish maximum loan amounts and interest rates and the types and maximum amounts of fees and other costs that may be charged. In addition, state laws regulate collection procedures, the keeping of books and records and other aspects of the operation of small-loan consumer finance companies. Generally, state regulations also establish minimum capital requirements for each local office. State agency approval generally is required to open new branch offices. Accordingly, the ability of the Company to expand by acquiring existing offices and opening new offices will depend in part on obtaining the necessary regulatory approvals.


     Each facility that offers small loans must be separately licensed under the laws of California. Licenses granted by the regulatory agencies are subject to renewal every year and may be revoked for failure to comply with applicable state and federal laws and regulations. In California, licenses may be revoked only after an administrative hearing.



     Insurance Businesses. The Company's insurance businesses are regulated in California by the State of California Department of Insurance. In general, these regulations require the Company to, among other things, maintain fiduciary fund and trust accounts and follow specific market, general business and claims practices.

  Federal Regulation


     The Company is subject to extensive federal regulation as well, including the Truth-in-Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act and the regulations thereunder and the Federal Trade Commission's Credit Practices Rule. These laws require the Company to provide complete disclosure of the principal terms of each loan to every prospective borrower, prohibit misleading advertising, protect against discriminatory lending practices and proscribe unfair credit practices. Among the principal disclosure items under the Truth-in-Lending Act are the terms of repayment, the final maturity, the total finance charge and the rate of interest charged on each loan. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The Fair Credit Reporting Act requires the Company to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. The Credit Practices Rule limits the types of property a creditor may accept as collateral to secure a consumer loan.


ADVERTISING

     Banner actively advertises primarily on Hispanic television and through direct mail, targeting both its present and former customers and potential customers who have used other sources of consumer credit. Banner advertises extensively during the October through December holiday season and in connection with new store openings. The Company also advertises its other financial products and services in cooperation with Banner and the related costs are allocated to each of the parties. The Company believes that Banner's advertising and its own advertising contributes significantly to its ability to compete effectively with other providers of consumer credit.

EMPLOYEES


     At March 31, 1996, the Company had 217 hourly employees and 29 salaried employees. The Company provides life, accidental death and dismemberment, medical, vision and dental coverage to eligible employees. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.


PROPERTIES


     The Company's executive and administrative offices occupy approximately 17,000 square feet of a building owned by Holdings that is located at 5480 East Ferguson Drive, Commerce, California 90022. The Company believes that its executive and administrative offices are adequate for current needs and that additional space in its headquarters is available for future expansion. All of the Company's finance centers are leased pursuant to leases that generally have five year terms with options to renew. The Company's payment centers located in Banner's stores are adequate for the Company's present and anticipated needs. The Company owns an 86,000 square foot property on which it operates its automobile sales facility in Los Angeles and leases approximately a one acre property in greater Los Angeles on which it opened a second automobile sales facility in April 1996.


LEGAL PROCEEDINGS

     The Company is involved in certain legal proceedings arising in the normal course of its business. Management believes the outcome of these matters will not have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company, their ages (at April 1, 1996) and their positions and offices with the Company.


        NAME                             AGE                           POSITION
        ----                             ----                          --------
Gary M. Cypres.........................   52      Chairman of the Board, President and Chief
                                                  Executive Officer
Ran Birkins............................   49      Senior Vice President of Credit and Collections
Ed Valdez..............................   43      Senior Vice President of Credit
Russell J. Grisanti....................   49      Senior Vice President and Chief Financial Officer
Louis Caldera..........................   40      Director
Jose de Jesus Legaspi..................   43      Director



     Messrs. Caldera and Legaspi have each consented to be elected to the Board of Directors upon consummation of the Offering. Pursuant to the terms of the Company's Articles of Incorporation and Bylaws, the Board of Directors consists of three persons. Members of the Board of Directors are elected for one-year terms expiring at the next annual meeting of shareholders and hold office until their successors are duly elected and qualified. All officers are appointed by and serve at the discretion of the Board of Directors.



     GARY M. CYPRES has been Chairman of the Board, Chief Executive Officer and President of the Company since its formation. Mr. Cypres has been Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Holdings and Banner since February 1991, Chairman of the Board and President of Central Rents since June 1994 and managing general partner of West Coast since March 1990. Prior to that, Mr. Cypres was a general partner of SC Partners, a private investment banking and consulting firm. From 1983 to 1985, Mr. Cypres was Chief Financial Officer of The Signal Companies. From 1973 to 1983 Mr. Cypres was Senior Vice President of Finance at Wheelabrator-Frye Inc. Mr. Cypres was a member of the Board of Trustees and a faculty member of The Amos Tuck School of Business at Dartmouth College.


     It is contemplated that after the Offering, Mr. Cypres will spend that portion of his business time as may be required to oversee the operations of the Company and to direct or implement the Company's business strategies. Mr. Cypres will continue to spend a portion of his business time as the managing general partner of West Coast, as Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Holdings, as Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Banner, and as Chairman of the Board and President of Central Rents. See "Risk Factors-Concentration of Voting Control; Relationships with Holdings, Banner and Affiliates; Conflicts of Interest."


     RAN BIRKINS has been Senior Vice President of Credit and Collections of the Company since its formation and Vice President of Credit of the Company's consumer product finance business and small loan business since September 1994. From November 1992 to September 1994, Mr. Birkins was Director of Credit of the Company's small loan business. From December 1989 to September 1994, Mr. Birkins was Director of Credit of the Company's consumer product finance business.



     ED VALDEZ has been Senior Vice President of Credit of the Company since its formation, Senior Credit Manager of the Company's consumer product finance business since 1986 and Senior Credit Manager of the Company's small loan business since November 1992. Mr. Valdez has been working for the Company for over 28 years.


     RUSSELL J. GRISANTI has been Senior Vice President and Chief Financial Officer of the Company since its formation and President of the Company's automobile business since September 1995. From September 1994 to September 1995, Mr. Grisanti was an independent consultant to various businesses. From April 1991 to September 1994, Mr. Grisanti was President of Kars-Yes Finance Inc., a used car finance company. From June 1983 to March 1991, Mr. Grisanti served as President of Brookland Financial

Corporation, Vice President of The Estes Co., Executive Vice President and Chief Financial Officer of Home Federal Savings and Loan of Arizona and Chief Financial Officer of Security Savings and Loan of Arizona.


     LOUIS CALDERA has agreed to become a director of the Company upon consummation of the Offering. Mr. Caldera has been an Assemblyman in the California Legislature since November 1992, having been reelected in November 1994. Mr. Caldera is currently the Vice-Chair of the Assembly Banking and Finance Committee and also serves on the Revenue and Taxation Committee, the Environmental Safety and Toxic Materials Committee, the Higher Education Committee, and the Select Committee on California's Health Care Safety Net. From February 1991 to November 1992, Mr. Caldera was Deputy County Counsel for the County of Los Angeles. Prior thereto, Mr. Caldera was an attorney in private practice.



     JOSE DE JESUS LEGASPI has agreed to become a director of the Company upon consummation of the Offering. Since 1980, Mr. Legaspi has been a principal of and broker at The Legaspi Company, a full service commercial real estate brokerage firm. In addition, since 1992, Mr. Legaspi has been a principal of the FINCA Property Management Company, a residential and commercial real estate management company. Mr. Legaspi is also a Commissioner of the Los Angeles Department of Water and Power.


OTHER SIGNIFICANT EMPLOYEES


     ALAN E. SCHENEMAN, 44, has been Senior Vice President of the Company since its formation. Mr. Scheneman joined the Company's consumer product finance business in 1992 as Vice President of Management Information Services. From 1988 to 1992, Mr. Scheneman was the director of Product Development at JDA Software Services where, in 1989, he managed the implementation of the Company's management information system.



     MARVIN A. TORRES, 33, has been President of the Company's travel finance business since December 1995. From April 1995 to December 1995, Mr. Torres was Vice President of Operations for the Company's travel finance business. From 1984 to 1995, Mr. Torres was Vice President of Operations and General Manager at Solano Travel Service and Costa Rica Holiday Tours in Los Angeles, California.



     ANGEL LOPEZ, 48, has been Vice President of the Company since May 1996. From 1995 until joining the Company, Mr. Lopez was Vice President of Marketing and Business Development at the Sacred Heart Hospital in Chicago, Illinois. From 1992 to 1995, Mr. Lopez was the Director of Ethnic Marketing for Sears Merchandise Group in Hoffman Estates, Illinois. From 1990 to 1992, Mr. Lopez was the General Manager for the Latin American Buying Office of Sears in Mexico City, Mexico.


COMMITTEES OF THE BOARD OF DIRECTORS


     Upon consummation of the Offering, the Board of Directors will establish a Compensation Committee and an Audit Committee. The Compensation Committee will consist of at least two directors who are "disinterested persons" within the meaning of Rule 16b-3, as amended from time to time, under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and will have the authority to determine compensation for the Company's executive officers and to administer the Company's 1996 Plan (defined below). The Audit Committee will consist of Mr. Caldera and Mr. Legaspi and will have the authority to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.


COMPENSATION OF THE BOARD OF DIRECTORS

     The Company intends to pay to its Board of Directors who are not also employees of the Company (the "NonEmployee Directors") an annual fee of $15,000. Members of the Board of Directors who are employees of the Company will not be paid any Directors' fees. In addition, the Company may reimburse members of the

Board of Directors for expenses incurred in connection with their activities on behalf of the Company. Non-Employee Directors will also each receive options to purchase 7,000 shares of Common Stock at an exercise price of $12.00 per share, the assumed initial public offering price of the Common Stock offered hereby, under the 1996 Plan (defined below), effective upon the consummation of the Offering. All options granted to the Non-Employee Directors vest in equal installments over 5 year periods beginning on the date of grant, subject to continued service on the Board of Directors; however, no option can be exercised until at least six months after the date of grant. The Company has entered into agreements with all directors pursuant to which the Company has agreed to indemnify them against certain claims arising out of their services as directors. Directors are also entitled to the protection of certain indemnification provisions in the Company's Certificate of Incorporation and Bylaws. See "Compensation Pursuant to Plans and Arrangements -- Stock Option Plan" and "-- Indemnification Arrangements."


EXECUTIVE COMPENSATION

     The following table summarizes the compensation for the year ended December 31, 1995 of the Company's Chief Executive Officer and each of the other executive officers of the Company.

                           SUMMARY COMPENSATION TABLE


                                                             ANNUAL                 LONG-TERM
                                                        COMPENSATION(1)        COMPENSATION AWARDS
                                                      --------------------     -------------------
            NAME AND PRINCIPAL POSITION                SALARY       BONUS         OPTIONS/SARS
            ---------------------------               --------     -------     -------------------
Gary M. Cypres(2)...................................  $175,000     $    --             --
  Chairman of the Board,
  Chief Executive Officer and President
Ran Birkins(3)......................................    97,262      12,000             --
  Senior Vice President of Credit
  and Collections
Ed Valdez(4)........................................    84,615      10,000             --
  Senior Vice President of Credit
Russell J. Grisanti(5)..............................    54,788          --             --
  Senior Vice President and
  Chief Financial Officer


- ---------------
(1) Certain of the Company's executive officers receive benefits in addition to salary and cash bonuses. The aggregate amount of such benefits, however, do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of such Named Executive Officer.

(2) Mr. Cypres' compensation was paid to G.M. Cypres & Co. by Holdings for services rendered to it.


(3) Mr. Birkins became an executive officer of the Company upon its formation.



(4) Mr. Valdez became an executive officer of the Company upon its formation.



(5) Mr. Grisanti became an executive officer of the Company upon its formation. Mr. Grisanti joined the Company in September 1995 at an annual salary of $180,000.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



     The Company will establish a Compensation Committee upon consummation of the Offering. The Compensation Committee will consist of Mr. Caldera and Mr. Legaspi. Prior to the establishment of the Compensation Committee, decisions concerning the compensation of executive officers were made by Mr. Cypres, the Company's Chairman of the Board, Chief Executive Officer and President. None of the executive officers of the Company currently serves as a director or member of the Compensation Committee of another entity or of any other committee of the board of directors of another entity performing similar functions. See "The Reorganization and Certain Relationships and Agreements among the Company, Banner, Holdings and Other Affiliates."

COMPENSATION PURSUANT TO PLANS AND ARRANGEMENTS

     Set forth below is information with respect to certain benefit plans and employment arrangements of the Company pursuant to which cash and non-cash compensation is proposed to be paid or distributed in the future to the directors and executive officers of the Company. Base compensation does not include compensation pursuant to any of the plans and arrangements described herein.

  Stock Option Plan

     Concurrent with the Offering, the Company will adopt the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan has been approved by the stockholder of the Company. The 1996 Plan will provide that it is to be administered by a committee of the Board of Directors (the "Option Committee") consisting of at least two directors. The Compensation Committee is expected to function as the Option Committee. The Option Committee has the authority, within limitations as set forth in the 1996 Plan, to establish rules and regulations concerning the 1996 Plan, to determine the persons to whom options may be granted, the number of shares of Common Stock to be covered by each option, and the terms and provisions of the option to be granted. The Option Committee has the right to cancel any outstanding options and to issue new options on such terms and upon such conditions as may be consented to by the optionee affected.


     A total of 700,000 shares are reserved for issuance under the 1996 Plan. No individual may be granted options under the 1996 Plan with respect to more than 350,000 shares during the duration of the 1996 Plan. It is expected that options to purchase 290,000 shares of Common Stock will be granted to eligible participants under the 1996 Plan effective upon the closing of the Offering with an exercise price equal to the price to the public set forth on the cover page of this Prospectus, including to certain executive officers as set forth below. Upon the effectiveness of these grants, 410,000 shares of Common Stock will remain available for future grants of options under the 1996 Plan.


     The number of shares which may be granted under the 1996 Plan or under any outstanding options will be proportionately adjusted in the event of any stock dividend or if the Common Stock shall be split, converted, exchanged, reclassified or in any way substituted. Notwithstanding any other provision of the 1996 Plan, in the event of a recapitalization, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the Company's corporate structure or outstanding shares, the Option Committee may make such equitable adjustments to the number and class of shares available under the 1996 Plan or to any outstanding options as it shall deem appropriate to prevent dilution or enlargement of rights. The maximum term of any option granted pursuant to the 1996 Plan is ten years. In general, shares subject to options granted under the 1996 Plan which expire, terminate or are canceled without having been exercised in full become available again for option grants.

     The class of eligible persons under the 1996 Plan will consist of directors and employees of, and consultants to, the Company or a parent or subsidiary thereof, as determined by the Option Committee, except that Non-Employee Directors can only receive fixed grants of options under the terms set forth in the 1996 Plan. See "Compensation of the Board of Directors." Options granted under the 1996 Plan may be incentive stock options ("ISOs") or non-qualified options, at the discretion of the Option Committee; however, ISOs can only be granted to employees of the Company or a parent or subsidiary. The 1996 Plan provides that the exercise price of an option (other than a Non-Employee Director's option) will be fixed by the Option Committee on the date of grant; however, the exercise price of an ISO must be not less than the fair market value of the Common Stock on the date of the grant. The exercise price of an ISO granted to any participant who owns stock possessing more than 10% of the total combined voting power of all classes of outstanding stock of the Company must be at least equal to 110% of the fair market value of the Common Stock on the date of grant. Any ISOs granted to such participants also must expire within five years from the date of grant. Additionally, options granted under the 1996 Plan will not be ISOs to the extent that the aggregate fair market value of the shares with respect to which ISOs under the 1996 Plan (or under any other plan maintained by the Company or a parent or subsidiary thereof) first become exercisable in any year exceeds $100,000. No options shall be granted under the 1996 Plan on or after the tenth anniversary of the adoption of the 1996 Plan.

     Options will be non-transferable and non-assignable; provided, however, that the estate of a deceased holder can exercise options. Options (other than Non-Employee Directors' options) are exercisable by the holder thereof subject to terms fixed by the Option Committee. However, no option can be exercised until at least six months after the date of grant.

     Notwithstanding the above, an option will be exercisable immediately upon the happening of any of the following (but in no event during the six-month period following the date of grant or subsequent to the expiration of the term of an option): (i) the holder's retirement on or after attainment of age 65;
(ii) the holder's disability or death; (iii) a "change of control" (as defined in the 1996 Plan) of the Company while the holder is in the employ or service of the Company; or (iv) the occurrence of such special circumstances or events as the Option Committee determines merits special consideration, except with respect to Non-Employee Directors' options. Under the 1996 Plan, an option holder generally may pay the exercise price in cash, by check, by delivery to the Company of shares of Common Stock already owned by the holder or, except with respect to Non-Employee Directors' options, by such other method as the Option Committee may permit from time to time.

     If an option holder terminates employment with the Company or service as a director of or consultant to the Company while holding an unexercised option, the option will terminate 30 days after such termination of employment or service unless the option holder exercises the option within such 30-day period. However, all options held by an option holder will terminate immediately if the termination is a result of a violation of such holder's duties. If cessation of employment or service is due to retirement on or after attainment of age 65, disability or death, the option holder or such holder's successor-in-interest, as the case may be, is permitted to exercise any option within three months after retirement or within one year after disability or death.

     The 1996 Plan may be terminated and may be modified or amended by the Option Committee or the Board of Directors at any time; provided, however, that
(i) no modification or amendment either increasing the aggregate number of shares which may be issued under options or to any individual or modifying the requirements as to eligibility to receive options will be effective without stockholder approval within one year of the adoption of such amendment and (ii) no such termination, modification or amendment of the 1996 Plan will alter or affect the terms of any then outstanding options without the consent of the holders thereof.


     The table below sets forth certain information with respect to options to be granted under the 1996 Plan upon the closing of the Offering to all current executive officers and proposed directors:



                                                                           NUMBER OF SHARES
                                                                            UNDER OPTIONS
        NAME                                                                TO BE GRANTED
        ----                                                               ----------------
    Gary M. Cypres.......................................................       75,000
    Ran Birkins..........................................................       25,000
    Ed Valdez............................................................       30,000
    Russell J. Grisanti..................................................       20,000
    Louis Caldera........................................................        7,000
    Jose de Jesus Legaspi................................................        7,000


  Supplemental Executive Retirement Plan

     Concurrent with the Offering, the Company will adopt a defined benefit Supplemental Executive Retirement Plan (the "SERP Plan") which will provide a supplemental retirement benefit to certain key management employees.

     To vest in the SERP Plan, an employee must have at least 10 years of service with the Company, including five years subsequent to the adoption of the plan. Upon completion of the Offering, Mr. Cypres will be credited with ten years of service with the Company and will fulfill his post-adoption service on December 31, 1997 by acting as the Company's President and Chief Executive Officer until such date. Participation in the SERP Plan will be determined by the Board of Directors. The SERP Plan benefits are a function of length of service with the Company and Final Average Compensation (average monthly compensation during the 36 consecutive months of the last 60 months of the participant's employment that produces the highest average compensation, including salary and bonus).


     Benefits are equal to a targeted percentage of Final Average Compensation as determined by the Board of Directors upon selection of the employee to participate in the SERP Plan. In no case will the rate exceed fifty (50%) percent of the Final Average Compensation as of the date of the participant's retirement or termination of employment, multiplied by the ratio of the actual years of service as of the applicable event to the participant's years of service projected to the participant's Normal Retirement Date (the first day of the month after the participant attains age 60). A vested participant who terminates employment at or after his Normal Retirement Date will receive the full targeted percentage of his Final Average Compensation. Mr. Cypres will participate in the SERP Plan.



  Executive Incentive Bonus Program


     The Compensation Committee may grant contingent performance bonuses to certain executive officers of the Company, including the Named Executive Officers. The amounts of most incentive bonuses will be payable to the extent that a recipient or the Company achieves performance goals established by the Company's Board of Directors.


  Executive Deferred Salary and Bonus Plan



     Concurrent with the Offering, the Company will adopt the Executive Deferred Salary and Bonus Plan ("EDP"), which will cover the Named Executive Officers and certain other executives of the Company. Pursuant to the EDP, a participant may elect to defer up to 35% of the participant's base salary and up to 100% of any bonus awarded pursuant to the Company's Executive Incentive Bonus Program. Elections under the EDP to defer base salary and bonus are made annually prior to the commencement of each year. Any amounts deferred under the EDP earn interest based upon the prime rate and are generally payable in the manner selected by the participant. Following the completion of the Offering, the EDP will be administrated by the Compensation Committee of the Board of Directors.


  Employment Agreement


     Concurrent with the Offering, the Company will enter into an employment agreement with Mr. Cypres, and the present arrangement under which G.M. Cypres & Co. is paid $250,000 per annum for Mr. Cypres' services will terminate. Under the new employment agreement, Mr. Cypres will serve as the Company's Chairman of the Board for a period of five years at a base salary of $175,000 per year and will be eligible to participate in the Company's executive compensation plans. Mr. Cypres will also agree to serve as the Company's President and Chief Executive Officer until December 31, 1997. If the Company has not named a new President and Chief Executive Officer by December 31, 1997, Mr. Cypres will continue in this capacity for a period of up to three additional years and will receive an adjustment of his compensation as determined by the Board of Directors. The employment agreement also provides that Mr. Cypres will participate in the Company's SERP Plan and be credited with five years of service for his contribution since the 1991 Acquisition and an additional five years of service for entering this contract. On December 31, 1997 Mr. Cypres will satisfy his post-adoption vesting requirement under the SERP Plan.


     If Mr. Cypres is terminated "for cause," which definition generally includes termination by the Company due to the executive's willful failure to perform his duties under the employment agreement, Mr. Cypres's personal dishonesty or breach of his fiduciary duties or the employment agreement, then the Company will be obligated to pay him only his base salary up to the date upon which the Company notifies him of his termination "for cause." If Mr. Cypres is terminated without "cause," becomes disabled or dies, then the Company will be obligated to pay him or his estate, commencing immediately, a lump sum payment equal to his base salary for the remaining term of the employment agreement and to pay him under the SERP Plan as if he had worked to the Normal Retirement Date.

     Mr. Cypres will agree not to solicit employees of or compete with the Company in any manner following his resignation or termination from the Company for any period for which a lump sum has been paid by the

Company in accordance with the employment agreement, which period shall be no less than 12 months. The Company does not have employment agreements with any other of its executive officers or other members of management.

  Indemnification Arrangements

     Concurrent with the Offering, the Company will enter into Indemnification Agreements pursuant to which it will agree to indemnify certain of its directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the Delaware General Corporations Law (the "DGCL"). The Indemnification Agreements will also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding. The Company's Certificate of Incorporation and Bylaws provide for the indemnification of the Company's directors and officers to the fullest extent permitted by the DGCL. See "Description of Capital Stock -- Limitation of Liability."

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of April 15, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, of (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Offering; (ii) each member and proposed member of the Board of Directors; (iii) each executive officer of the Company; and (iv) all members and proposed members of the Board of Directors and the executive officers of the Company as a group. The address of each person listed below is 5480 East Ferguson Drive, Commerce, California 90022 unless otherwise indicated.



                                                         SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                         OWNED PRIOR TO THE        OWNED AFTER THE
                                                              OFFERING                OFFERING
                                                         -------------------     -------------------
               NAME OF BENEFICIAL OWNERS                  AMOUNT     PERCENT      AMOUNT     PERCENT
- -------------------------------------------------------  ---------   -------     ---------   -------
Banner's Central Electric, Inc.(1).....................  5,150,000    100.0%     5,150,000     73.6%
Gary M. Cypres(2)......................................  5,150,000    100.0%     5,150,000     73.6%
Ran Birkins............................................         --      N/A             --      N/A
Ed Valdez..............................................         --      N/A             --      N/A
Russell J. Grisanti....................................         --      N/A             --      N/A
Louis Caldera..........................................         --      N/A             --      N/A
Jose de Jesus Legaspi..................................         --      N/A             --      N/A
All Directors and executive officers as a group (6
  persons).............................................  5,150,000    100.0%     5,150,000     73.6%


- ---------------


(1) Banner is a wholly-owned subsidiary of Holdings. Holdings is controlled by West Coast. All the outstanding non-voting common stock of Holdings is owned by Wells Fargo & Company. Mr. Cypres is Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Holdings and Banner and the managing general partner of West Coast. Mr. Cypres, through West Coast, Holdings and Banner, controls the Company. See "Risk
    Factors -- Concentration of Voting Control; Potential Conflicts of Interest" and "The Reorganization and Certain Relationships and Agreements among the Company, Banner, Holdings and Other Affiliates."



(2) Includes the 5,150,000 shares of Common Stock owned by Banner. Mr. Cypres disclaims beneficial ownership of these shares. Mr. Cypres is Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of Holdings and Banner and the managing general partner of West Coast. West Coast controls Holdings, the sole shareholder of Banner. Mr. Cypres, through West Coast, Holdings and Banner, controls the Company. See "Risk
    Factors -- Concentration of Voting Control; Potential Conflicts of Interest" and "The Reorganization and Certain Relationships and Agreements among the Company, Banner, Holdings and Other Affiliates."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

COMMON STOCK


     At the time the Company was formed, there were 5,150,000 shares of Common Stock outstanding which were held of record by Banner. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor.


     Each share of Common Stock entitles the holder thereof to one vote. Cumulative voting for the election of directors is not permitted, which means that the holders of the majority of shares voting for the election of directors can elect all members of the Board of Directors. Except as otherwise required by law, a majority vote is sufficient for any act of the stockholders. The holders of Common Stock do not have any preemptive, subscription, redemption or conversion rights.


     Upon liquidation of the Company, subject to the rights of holders of any Preferred Stock outstanding, the holders of Common Stock are entitled to receive the Company's assets remaining after payment of liabilities proportionate to their pro rata ownership of the outstanding shares of Common Stock. The holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable, and all of the Common Stock offered hereby, when issued, will be fully paid and nonassessable.


PREFERRED STOCK

     The Board of Directors is authorized, without further action of the stockholders of the Company, to issue, from time to time, shares of Preferred Stock in one or more series and with such relative rights, powers, preferences, limitations and as the Board of Directors may determine at the time of issuance. Such shares may be converted into Common Stock and may be superior to the Common Stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges.

     There are 5,000,000 authorized and unissued shares of Preferred Stock. The existence of authorized but unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy consent or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors. In this regard, the Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued Preferred Stock. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of the Company. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of Preferred Stock, unless otherwise required by law.

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, subject to certain exceptions,
Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in a tender or exchange offer), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at any annual or special meeting of stockholders, and not be written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

LIMITATION OF LIABILITY

     The DGCL allows a Delaware corporation to limit a director's personal liability for monetary damages for breaches of certain fiduciary duties owed to the corporation and its stockholders. The Certificate of Incorporation contains a provision that limits the liability of its directors for monetary damages for any breach of fiduciary duty as a director to the maximum extent permitted by the DGCL. This provision, however, does not eliminate a director's liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a transaction from which the director derived an improper personal benefit or (iv) in respect of certain unlawful dividend payments or stock purchases or redemptions. The inclusion of this provision in the Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. This provision does not prevent the Company or its stockholders from seeking injunctive relief or other equitable remedies against its directors under applicable state law, although there can be no assurance that such remedies, if sought, would be obtained.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL


     Upon completion of the Offering, the Company will have outstanding 7,000,000 shares of Common Stock (7,277,000 shares of Common Stock if the Underwriters' over-allotment option is exercised in full). The 1,850,000 shares of Common Stock to be sold in the Offering, and any of the 277,000 shares which may be sold upon exercise of the Underwriters' over-allotment option, will be freely tradeable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. The remaining 5,150,000 shares (the "Restricted Shares") will be held by Banner. The Restricted Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act.



     As currently in effect, Rule 144 generally permits the public sale in ordinary trading transactions of Restricted Securities and of securities owned by "affiliates" beginning 90 days after the date of this Prospectus if the other restrictions enumerated in Rule 144 are met. Restricted Securities are securities acquired directly or indirectly from an issuer or an affiliate of the issuer in action not involving a public offering. In general, under Rule 144, if a period of at least two years has elapsed since the later of the date the Restricted Securities were acquired from the Company or an affiliate, as applicable, then the holder of such Restricted Securities (including an affiliate) is entitled, subject to certain conditions, to sell within any three-month period a number of shares which does not exceed the greater of: (i) 1% of the Company's then outstanding shares of Common Stock; or (ii) the share's average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. Affiliates may sell shares not constituting Restricted Securities in accordance with the foregoing limitations and requirements but without regard to the two-year period. However, a person who is not and has not been an affiliate of the Company at any time during the 90 days preceding the sale of the shares, and who has beneficially owned Restricted Securities for at least three years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner-of-sale provisions and notice and public information requirements of Rule 144. The holder of the Restricted Shares has agreed during the 180-day period immediately following the date of this Prospectus not to sell or otherwise dispose of any securities of the Company without the consent of the Representative of the Underwriters.


     For information concerning shares that may be issued under the Company's stock option plans and agreements, see "Management-Stock Option Plan."

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that sales or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities (the "Representative"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the initial offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if any are purchased.


               UNDERWRITER                                         NUMBER OF SHARES
               -----------                                         ----------------
        Montgomery Securities......................................



                                                                       ---------
                  Total............................................    1,850,000
                                                                       =========


     The Representative has advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a
concession of not more than $          per share, and the Underwriters may
allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. The concession to selected dealers and the reallowances to other dealers may be changed by the Representative and, after the initial public offering, the offering price and other selling terms may be changed by the Representative. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject an order in whole or in part.


     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of the Prospectus, to purchase up to a maximum of 277,000 additional shares of Common Stock to cover over-allotments, if any, at the offering price less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.


     The Representative has informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.


     The Underwriting Agreement provides that the Company and Holdings will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.



     The Company's executive officers, directors and shareholder have agreed that they will not, without the prior written consent of the Representative, directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock of the Company owned by them for a period of 180 days after the date of this Prospectus. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of the Representative, directly or indirectly offer to sell, sell, issue, distribute or otherwise dispose of any equity securities or securities convertible into or exercisable for equity securities or any options, rights or warrants with respect to any equity securities, except that the Company may, without such consent, grant options and securities pursuant to employee benefit plans described in this Prospectus.


     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial offering price will be determined by negotiations between management and the Underwriters. Among the factors considered in such negotiations are the history of, and the prospects for, the Company and the industry in which it competes, an assessment of management, the Company's past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities market at the time of the Offering and the market prices of publicly traded common stock of comparable companies in recent periods.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan, 2029 Century Park East, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Manatt, Phelps & Phillips, LLP, 11355 West Olympic Boulevard, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1994 and 1995 and for the years ended October 31, 1993 and 1994, the two months ended December 31, 1993 and 1994, and the years ended December 31, 1994 and 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, including the rules and regulations promulgated thereunder, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. All of these documents may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained therefrom at prescribed rates.

                    CENTRAL FINANCIAL ACCEPTANCE CORPORATION
                                AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
INDEPENDENT AUDITORS' REPORT..........................................................   F-2
CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets at December 31, 1994 and 1995 and March 31, 1996
     (Unaudited)......................................................................   F-3
  Consolidated Statements of Income for the Years Ended October 31, 1993 and 1994, the
     Two Months Ended December 31, 1993 and 1994, the Years Ended December 31, 1994
     and 1995, and the Three Months Ended March 31, 1995 and 1996 (Unaudited).........   F-4
  Consolidated Statements of Stockholder's Equity for the Years Ended October 31, 1993
     and 1994, the Two Months Ended December 31, 1994, the Year Ended December 31,
     1995, and the Three Months Ended March 31, 1996 (Unaudited)......................   F-5
  Consolidated Statements of Cash Flows for the Years Ended October 31, 1993 and 1994,
     the Two Months Ended December 31, 1993 and 1994, the Years Ended December 31,
     1994 and 1995, and the Three Months Ended March 31, 1995 and 1996 (Unaudited)....   F-6
  Notes to Consolidated Financial Statements..........................................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Central Financial Acceptance Corporation
Los Angeles, California:

     Upon completion of the reorganization described in Notes 1 and 11 of the accompanying consolidated financial statements, we will be in a position to render the following opinion:

          "We have audited the accompanying consolidated balance sheets of Central Financial Acceptance Corporation and subsidiaries (the "Company", see Note 1, Basis of Presentation) as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended October 31, 1993 and 1994, the two months ended December 31, 1993 and 1994, and the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          "We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          "In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Central Financial Acceptance Corporation and subsidiaries as of December 31, 1994 and 1995 and the results of their operations and their cash flows for the years ended October 31, 1993 and 1994, the two months ended December 31, 1993 and 1994, and the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

    "DELOITTE & TOUCHE LLP
     Los Angeles, California
     April 12, 1996"

DELOITTE & TOUCHE LLP
Los Angeles, California
April 12, 1996

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                             DECEMBER 31,
                                                     ----------------------------      MARCH 31,
                                                        1994             1995            1996
                                                     -----------     ------------     -----------
                                                                                      (UNAUDITED)
ASSETS
  Cash.............................................  $   215,000     $      7,000     $   133,000
  Finance receivables..............................   70,328,000       94,264,000      89,898,000
  Prepaid expenses and other current assets........      294,000        1,237,000       1,344,000
  Deferred income taxes............................    1,644,000        2,473,000       2,473,000
  Property and equipment, net......................        7,000        2,060,000       2,098,000
  Intangible asset, net............................    1,454,000        1,399,000       1,385,000
                                                     -----------     ------------     -----------
TOTAL..............................................  $73,942,000     $101,440,000     $97,331,000
                                                     ===========     ============     ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
  Notes payable....................................  $48,845,000     $ 63,967,000     $60,479,000
  Accrued expenses and other current liabilities...      836,000        1,415,000       1,330,000
  Income taxes payable.............................      310,000        1,576,000       1,140,000
  Long-term debt...................................                       850,000         850,000
                                                     -----------     ------------     -----------
          Total liabilities........................   49,991,000       67,808,000      63,799,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY:
  Preferred stock; $0.01 par value; 5,000,000
     shares authorized; no shares outstanding......
  Common stock; $0.01 par value; 20,000,000 shares
     authorized; 5,150,000 shares issued and
     outstanding...................................       52,000           52,000          52,000
  Paid-in capital..................................   19,520,000       26,082,000      24,879,000
  Retained earnings................................    4,379,000        7,498,000       8,601,000
                                                     -----------     ------------     -----------
          Total stockholder's equity...............   23,951,000       33,632,000      33,532,000
                                                     -----------     ------------     -----------
TOTAL..............................................  $73,942,000     $101,440,000     $97,331,000
                                                     ===========     ============     ===========


                See notes to consolidated financial statements.

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME


                               YEARS ENDED             TWO MONTHS ENDED              YEARS ENDED            THREE MONTHS ENDED
                               OCTOBER 31,               DECEMBER 31,               DECEMBER 31,                 MARCH 31,
                        -------------------------   -----------------------   -------------------------   -----------------------
                           1993          1994          1993         1994         1994          1995          1995         1996
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
                                                                                                                (UNAUDITED)
REVENUES:
  Consumer Product
    Portfolio interest
    income............  $ 9,010,000   $11,444,000   $1,714,000   $2,057,000   $11,787,000   $12,508,000   $2,955,000   $3,205,000
  Small Loan Portfolio
    interest
    income............      134,000       672,000       54,000      439,000     1,057,000     5,095,000    1,009,000    2,093,000
  Automobile sales....                                                                        4,417,000                 2,038,000
  Transaction fees on
    contracts
    purchased from
    related party.....      830,000       844,000      137,000      150,000       857,000       916,000      229,000      227,000
  Other income........    1,457,000     1,756,000      304,000      416,000     1,868,000     3,653,000      654,000    1,722,000
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
      Total revenues..   11,431,000    14,716,000    2,209,000    3,062,000    15,569,000    26,589,000    4,847,000     9,285,00
COSTS AND EXPENSES:
  Operating
    expenses..........    4,519,000     5,009,000      864,000    1,025,000     5,170,000     8,150,000    1,522,000    2,504,000
  Cost of automobiles
    sold..............                                                                        3,071,000                 1,355,000
  Provision for credit
    losses............    3,264,000     3,002,000      696,000    1,617,000     3,923,000     5,859,000    1,106,000    2,347,000
  Interest expense....    2,279,000     2,523,000      339,000      617,000     2,801,000     4,278,000    1,075,000    1,241,000
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
      Total costs
        and expenses..   10,062,000    10,534,000    1,899,000    3,259,000    11,894,000    21,358,000    3,703,000    7,447,000
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
INCOME (LOSS) BEFORE
  PROVISION (BENEFIT)
  FOR INCOME TAXES....    1,369,000     4,182,000      310,000     (197,000)    3,675,000     5,231,000    1,144,000    1,838,000
PROVISION (BENEFIT)
  FOR INCOME TAXES....      572,000     1,694,000      127,000      (74,000)    1,493,000     2,112,000      465,000      735,000
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
NET INCOME (LOSS).....  $   797,000   $ 2,488,000   $  183,000   $ (123,000)  $ 2,182,000   $ 3,119,000   $  679,000   $1,103,000
                        ===========   ===========   ==========   ==========   ===========   ===========   ==========   ==========
UNAUDITED PRO FORMA
  AND SUPPLEMENTARY
  DATA (Note 1)
  Pro forma net income
    per share.........                                                                      $      0.61                $     0.21
                                                                                            ===========                ==========
  Pro forma weighted
    average number of
    common shares
    outstanding.......                                                                        5,150,000                 5,150,000
                                                                                            ===========                ==========
  Supplementary net
    income............                                                                      $ 4,043,000                $1,330,000
                                                                                            ===========                ==========
  Supplementary net
    income per share..                                                                      $      0.58                $     0.19
                                                                                            ===========                ==========
  Supplementary
    weighted average
    number of common
    shares
    outstanding.......                                                                        7,000,000                 7,000,000
                                                                                            ===========                ==========


                See notes to consolidated financial statements.

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY


                                            COMMON        PAID-IN        RETAINED
                                             STOCK        CAPITAL        EARNINGS         TOTAL
                                            -------     -----------     ----------     -----------
BALANCE, NOVEMBER 1, 1992.................  $52,000     $12,130,000     $1,217,000     $13,399,000
  Net income..............................                                 797,000         797,000
  Capital contribution....................                2,950,000                      2,950,000
                                            -------     -----------     ----------     -----------
BALANCE, OCTOBER 31, 1993.................   52,000      15,080,000      2,014,000      17,146,000
  Net income..............................                               2,488,000       2,488,000
  Capital withdrawal......................               (1,074,000)                    (1,074,000)
                                            -------     -----------     ----------     -----------
BALANCE, OCTOBER 31, 1994.................   52,000      14,006,000      4,502,000      18,560,000
  Net loss................................                                (123,000)       (123,000)
  Capital contribution....................                5,514,000                      5,514,000
                                            -------     -----------     ----------     -----------
BALANCE, DECEMBER 31, 1994................   52,000      19,520,000      4,379,000      23,951,000
  Net income..............................                               3,119,000       3,119,000
  Capital contribution....................                6,562,000                      6,562,000
                                            -------     -----------     ----------     -----------
BALANCE, DECEMBER 31, 1995................   52,000      26,082,000      7,498,000      33,632,000
  Net income..............................                               1,103,000       1,103,000
  Capital withdrawal......................               (1,203,000)                    (1,203,000)
                                            -------     -----------     ----------     -----------
BALANCE, MARCH 31, 1996 (Unaudited).......  $52,000     $24,879,000     $8,601,000     $33,532,000
                                            =======     ===========     ==========     ===========


                See notes to consolidated financial statements.

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                       YEARS ENDED                TWO MONTHS ENDED                YEARS ENDED              THREE MONTHS ENDED
                       OCTOBER 31,                  DECEMBER 31,                 DECEMBER 31,                   MARCH 31,
                --------------------------   --------------------------   ---------------------------   -------------------------
                   1993           1994          1993           1994           1994           1995          1995          1996
                -----------   ------------   -----------   ------------   ------------   ------------   -----------   -----------
                                                                                                               (UNAUDITED)
CASH FLOWS
  FROM
  OPERATING
  ACTIVITIES:
  Net income
    (loss)....     $797,000     $2,488,000   $   183,000   $   (123,000)  $  2,182,000   $  3,119,000   $   679,000   $ 1,103,000
  Adjustments
    to
    reconcile
    net income
    (loss) to
    net cash
    provided by
    operating
    activities:
  Depreciation
    and
    amortization...  361,000  260,000      64,000       68,000        264,000        386,000       108,000        36,000
    Provision
      for
      credit
      losses...    3,264,000      3,002,000       696,000      1,617,000      3,923,000      5,859,000     1,106,000     2,347,000
    Deferred
      income
      taxes...     (276,000)        61,000       (47,000)      (389,000)      (281,000)      (829,000)
    Changes in
      assets
      and liabil-
      ities:
        Prepaid
        expenses
        and other
        current
        assets...   (31,000)      (358,000)     (513,000)       (24,000)       131,000     (1,203,000)      (26,000)     (109,000)
        Accrued
        expenses
        and other
        liabili-
        ties...     212,000         29,000       (96,000)       396,000        521,000      1,845,000        65,000      (521,000)
                 -----------   ------------   -----------   ------------   ------------   ------------   -----------   -----------
        Net
        cash
        provided
          by
     operating
 activities...    4,327,000      5,482,000       287,000      1,545,000      6,740,000      9,177,000     1,932,000     2,856,000
                -----------   ------------   -----------   ------------   ------------   ------------   -----------   -----------
CASH FLOWS
  FROM
  INVESTING
  ACTIVITIES:
  Installment
    contracts
   (originated
    and
    acquired)
    collected,
    net.......   (5,796,000)   (12,038,000)   (6,488,000)   (15,283,000)   (20,833,000)   (29,795,000)      965,000     2,019,000
  Capital
  expenditures...                   (2,000)                      (5,000)        (7,000)    (2,124,000)      (10,000)      (58,000)
                -----------   ------------   -----------   ------------   ------------   ------------   -----------   -----------
        Net
          cash
         (used
          in)
      provided
          by
     investing
 activities...   (5,796,000)   (12,040,000)   (6,488,000)   (15,288,000)   (20,840,000)   (31,919,000)      955,000     1,961,000
                -----------   ------------   -----------   ------------   ------------   ------------   -----------   -----------
CASH FLOWS
  FROM
  FINANCING
  ACTIVITIES:
  Capital
  contribution
(withdrawal)..    2,950,000     (1,074,000)    2,836,000      5,514,000      1,604,000      6,562,000    (4,229,000)   (1,203,000)
  Proceeds
    from
    promissory
    notes
    payable...                                                                                850,000
  Net
   (repayments
    of)
    proceeds
    from notes
    payable...     (550,000)     8,587,000     2,950,000      6,558,000     12,195,000     15,122,000     1,248,000    (3,488,000)
                -----------   ------------   -----------   ------------   ------------   ------------   -----------   -----------
        Net
          cash
      provided
          by
         (used
          in)
     financing
 activities...    2,400,000      7,513,000     5,786,000     12,072,000     13,799,000     22,534,000    (2,981,000)   (4,691,000)
                -----------   ------------   -----------   ------------   ------------   ------------   -----------   -----------
NET INCREASE
  (DECREASE)
  IN CASH.....      931,000        955,000      (415,000)    (1,671,000)      (301,000)      (208,000)      (94,000)      126,000
CASH,
  BEGINNING OF
  PERIOD......                     931,000       931,000      1,886,000        516,000        215,000       215,000         7,000
                -----------   ------------   -----------   ------------   ------------   ------------   -----------   -----------
CASH, END OF
  PERIOD......  $   931,000   $  1,886,000   $   516,000   $    215,000   $    215,000   $      7,000   $   121,000   $   133,000
                ===========   ============   ===========   ============   ============   ============   ===========   ===========
SUPPLEMENTAL
  DISCLOSURES
  OF CASH FLOW
  INFORMATION:
  Interest
    paid......  $ 2,162,000   $  2,498,000   $   437,000   $    711,000   $  2,772,000   $  4,250,000   $ 1,140,000   $ 1,246,000
  Income taxes
    paid......  $   848,000   $  1,452,000   $    89,000   $    186,000   $  1,549,000   $  1,675,000   $   218,000   $ 1,178,000


                See notes to consolidated financial statements.

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS


     Basis of Presentation -- Central Financial Acceptance Corporation ("CFAC") was formed in April 1996 and is a wholly owned subsidiary of Banner's Central Electric, Inc. Banner's Central Electric, Inc. is wholly owned by Banner Holdings, Inc. ("Holdings") and is a consumer products retailer that provides its customers with financing for the merchandise it sells. CFAC, Banner's Central Electric, Inc. and Holdings will enter into an agreement (the "Reorganization Agreement") whereby, prior to the effectiveness of CFAC's proposed initial public offering, Holdings will contribute to Banner its investments in certain wholly owned subsidiaries, along with the subsidiaries' operations, (the "Holdings Subsidiaries") and Banner's Central Electric, Inc. will contribute to CFAC its investments in the Holdings Subsidiaries and the finance portion of its consumer products business, and cash in such amount so as to leave CFAC with $500,000 of cash on hand upon the Reorganization. Pursuant to the Reorganization Agreement, the intercompany accounts between CFAC, Banner's Central Electric, Inc. and Holdings that arise as a result of the Reorganization Agreement and from other transactions, except with respect to income taxes, will be forgiven and reclassified as stockholder's equity.



     The Reorganization Agreement also provides that CFAC, Banner's Central Electric, Inc. and Holdings will enter into certain agreements for the purpose of defining the ongoing relationships among them (see Note 11). The transactions and agreements to be entered into pursuant to the Reorganization Agreement are referred to herein as the "Reorganization." Management of CFAC believes that such agreements provide for reasonable allocations of costs between the parties.



     The Reorganization was accounted for at historical cost in a manner similar to a pooling of interests. The accompanying consolidated financial statements reflect the combined historical operations of CFAC and its subsidiaries as if the Reorganization had taken place at the beginning of the periods presented, except for the contribution of cash in such amount so as to leave CFAC with $500,000 upon the Reorganization. CFAC and its subsidiaries, as reorganized, are referred to herein as "Central" or the "Company." Banner's Central Electric, Inc., including the operations of Banner's Central Electric, Inc. that remain after contributing the finance portion of its consumer products business to CFAC, is referred to herein as "Banner."


     Unaudited pro forma net income per share is based on the number of common shares issued by the Company pursuant to the Reorganization that are assumed to be outstanding as of January 1, 1995. Unaudited supplementary net income per share is based on the number of common shares issued by the Company pursuant to the Reorganization and the number of shares to be sold by the Company in the proposed offering, as if all such shares were outstanding as of January 1, 1995, and also gives effect to a reduction in interest expense, net of income tax expense, resulting from the reduction of indebtedness upon application of the net proceeds of the proposed offering as if it had occurred on January 1, 1995.


     Nature of Operations -- The Company provides unsecured small loans and financing for the purchase of consumer products for customers in greater Los Angeles and San Francisco, and beginning in 1995, sells and finances the purchases of used cars and travel tickets. Substantially all of the consumer product purchases that are financed by the Company are made by customers of affiliated companies.



     On a historical basis for the periods presented, Central's major source of revenues has been its portfolio of installment contracts acquired from Banner. Lesser in terms of revenues, but of growing significance, is Central's small loan business. Beginning in 1995, Central began its used car and travel agency businesses. Central's finance receivables portfolio comprises a high volume of low-principal loans to customers who cannot secure credit through traditional lending sources.

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES


     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of Central Financial Acceptance Corporation and its wholly owned subsidiaries, Central Finance Receivables Corporation, Central Consumer Finance Company, Central Auto Sales, Inc. and Centravel, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.



     Interim Financial Data -- The interim consolidated financial data as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 is unaudited. The information reflects all adjustments, consisting only of normal recurring entries that, in the opinion of management, are necessary to present fairly the financial position and results of the Company's operations for the periods indicated. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.


     Finance Receivables -- Central's finance receivables include installment contracts that are purchased from Banner and unaffiliated third-party retailers that sell the products or services (referred to herein as the "Consumer Product Portfolio"), receivables that arise from unsecured, small loans (referred to herein as the "Small Loan Portfolio") and installment contracts that are originated when customers buy used cars and travel tickets (referred to herein as the "Automobile Finance Portfolio" and the "Travel Finance Portfolio," respectively). Add-on interest of 11% to 13% per annum is included in the face amount of the finance receivables together with administrative fees that are charged on certain small loan contracts. The annual percentage rate varies depending on the length of the contract and the amount of administrative fees. The contracts provide for scheduled monthly payments and mature generally from 1 to 24 months in the Consumer Product Portfolio, from 1 to 12 months in the Small Loan and Travel Finance Portfolios, and from 36 to 42 months in the Automobile Finance Portfolio.


     The Company provides an allowance for credit losses in the Consumer Product, Automobile Finance and Travel Finance Portfolios at the time that the contract is purchased or the retail sale is made. The allowance for credit losses in the Small Loan Portfolio is provided for following the origination of the loans over the period that the events giving rise to the credit losses are estimated to occur. The Company's portfolios comprise smaller-balance, homogeneous loans that are evaluated collectively to determine an appropriate allowance for credit losses. The allowance for credit losses is maintained at a level considered adequate to cover losses in the existing portfolios. Collection of past due accounts is pursued by the Company, and when the characteristics of an individual account indicate that collection is unlikely, the account is charged off and turned over to a collection agency. Accounts are generally charged off when they are 91 days past due.


     Deferred insurance revenue arises from the deferral of the recognition of revenue from certain credit insurance contracts. Insurance premium revenue is recognized over the life of the related contract using a method that approximates the interest method.

     Property and Equipment -- Property and equipment are carried at cost. Long-lived property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. If the carrying amount of the asset exceeds the estimated undiscounted future cash flows to be generated by the asset, an impairment loss would be recorded to reduce the asset's carrying value to it's estimated fair value. Depreciation and amortization are computed primarily using the straight-line method over the estimated lives of the assets, as follows:


            Furniture, equipment and software.................  Five to ten years
            Leasehold improvements............................  Life of lease
            Building improvements.............................  7 to 39 years


     Intangible Asset -- The intangible asset arose in March 1991 when the Company acquired all of the outstanding stock of its predecessor. The excess of the purchase price over the fair value of net assets acquired is being amortized using the straight-line method over 30 years. The recoverability of the intangible asset is

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES analyzed annually based on undiscounted future cash flows. If the carrying value of the intangible asset exceeds the estimated undiscounted future cash flows, an impairment loss would be recorded to reduce the asset's carrying value to it's estimated fair value.


     Revenues -- Interest income on the Consumer Product, Automobile Finance and Travel Finance Portfolios is deferred and recognized over the lives of the contracts using the "Rule of 78s," which approximates the interest method. Interest income on the Small Loan Portfolio is deferred and recognized using the interest method. Transaction fees on contracts purchased from a related party are recognized using the interest method. Administrative fees are deferred and recognized over the estimated average life of the Small Loan Portfolio using the "Rule of 78s," which approximates the interest method. Administrative fees are included in other income in the consolidated statements of income. Interest income on the Automobile Finance and Travel Finance Portfolios, which began in 1995, is included in other income in the consolidated statements of income.



     Travel Commissions -- Included in other income are revenues from the sale of travel tickets. For the year ended December 31, 1995 and the three months ended March 31, 1996 (unaudited), net travel ticket commissions totaled $371,000 and $221,000, respectively.


     Income Taxes -- As of November 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109. The effect of adoption was not material. For the year ended October 31, 1993, the Company computed income taxes on the deferred method in accordance with Accounting Principles Board Opinion No. 11. Under SFAS No. 109, income tax expense includes income taxes payable for the current year and the change in deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. A valuation allowance is recognized to reduce the carrying value of the deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     Fair Value of Financial Instruments -- The carrying value of the Company's finance receivables approximates their fair value due to their short term nature and generally stable rates of interest currently being charged in comparison to the rates reflected in the existing portfolios. The carrying value of the Company's notes payable approximates their fair value, as these notes represent a series of short-term notes at floating interest rates. The carrying value of the Company's long-term debt approximates its fair value, as the promissory note bears interest at a floating rate.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ACQUISITION OF RECEIVABLES PORTFOLIO

     During 1994, the Company acquired the receivables portfolio of a furniture retailer in the San Francisco area that provided installment credit for its customers. The receivables portfolio was acquired for approximately $6,125,000. The performance of the receivables portfolio was guaranteed by the seller.

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

4. FINANCE RECEIVABLES AND INTEREST INCOME

     Finance receivables consist of:


                                                            DECEMBER 31,
                                                     ---------------------------      MARCH 31,
                                                        1994            1995             1996
                                                     -----------     -----------     ------------
                                                                                     (UNAUDITED)
Consumer Product Portfolio.........................  $67,514,000     $67,811,000     $ 63,069,000
Small Loan Portfolio...............................   16,735,000      37,868,000       35,678,000
Automobile Finance Portfolio.......................                    5,545,000        7,660,000
Travel Finance Portfolio...........................                    2,969,000        3,367,000
                                                     -----------     -----------     ------------
                                                      84,249,000     114,193,000      109,774,000
Less deferred interest.............................    9,412,000      13,587,000       12,779,000
Less allowance for credit losses...................    3,712,000       5,365,000        6,192,000
Less deferred administrative fees and insurance
  revenues.........................................      797,000         977,000          905,000
                                                     -----------     -----------     ------------
                                                     $70,328,000     $94,264,000     $ 89,898,000
                                                     ===========     ===========     ============


     Customers are required to make monthly payments on installment contracts. The aggregate gross balance of accounts with payments 31 days or more past due are:


                                                               DECEMBER 31,
                                                         -------------------------      MARCH 31,
                                                            1994           1995           1996
                                                         ----------     ----------     -----------
                                                                                       (UNAUDITED)
Customer Product Portfolio:
  Past due 31-60 days..................................  $2,264,000     $1,943,000     $ 1,552,000
  Past due 61 days or more.............................   2,610,000      2,465,000       2,269,000
                                                         ----------     ----------      ----------
                                                         $4,874,000     $4,408,000     $ 3,821,000
                                                         ==========     ==========      ==========
Small Loan Portfolio:
  Past due 31-60 days..................................  $   76,000     $  500,000     $   572,000
  Past due 61 days or more.............................     105,000        649,000         799,000
                                                         ----------     ----------      ----------
                                                         $  181,000     $1,149,000     $ 1,371,000
                                                         ==========     ==========      ==========
Automobile Finance Portfolio:
  Past due 31-60 days..................................                 $   87,000     $   114,000
  Past due 61 days or more.............................                     30,000          85,000
                                                                        ----------      ----------
                                                                        $  117,000     $   199,000
                                                                        ==========      ==========
Travel Finance Portfolio:
  Past due 31-60 days..................................                 $   39,000     $    54,000
  Past due 61 days or more.............................                     48,000          47,000
                                                                        ----------      ----------
                                                                        $   87,000     $   101,000
                                                                        ==========      ==========

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

     Interest income for the combined portfolios is as follows:


                               YEARS ENDED             TWO MONTHS ENDED              YEARS ENDED            THREE MONTHS ENDED
                               OCTOBER 31,               DECEMBER 31,               DECEMBER 31,                 MARCH 31,
                        -------------------------   -----------------------   -------------------------   -----------------------
                           1993          1994          1993         1994         1994          1995          1995         1996
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
                                                                                                                (UNAUDITED)
Consumer Product
  Portfolio...........  $ 9,010,000   $11,444,000   $1,714,000   $2,057,000   $11,787,000   $12,508,000   $2,955,000   $3,205,000
Small Loan
  Portfolio...........      134,000       672,000       54,000      439,000     1,057,000     5,095,000    1,009,000    2,093,000
Automobile Finance
  Portfolio...........                                                                          240,000                   261,000
Travel Finance
  Portfolio...........                                                                          176,000                   181,000
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
                        $ 9,144,000   $12,116,000   $1,768,000   $2,496,000   $12,844,000   $18,019,000   $3,964,000   $5,740,000
                        ===========   ===========   ==========   ==========   ===========   ===========   ==========   ==========


     The allowance for credit losses in the Consumers Product Portfolio includes the following:


                               YEARS ENDED             TWO MONTHS ENDED              YEARS ENDED            THREE MONTHS ENDED
                               OCTOBER 31,               DECEMBER 31,               DECEMBER 31,                 MARCH 31,
                        -------------------------   -----------------------   -------------------------   -----------------------
                           1993          1994          1993         1994         1994          1995          1995         1996
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
                                                                                                                (UNAUDITED)
Allowance for credit
  losses, Beginning of
  period..............  $ 2,296,000   $ 2,660,000   $2,660,000   $2,565,000   $ 2,786,000   $ 3,169,000   $3,169,000   $3,711,000
Provision for credit
  losses..............    3,198,000     2,758,000      655,000    1,229,000     3,332,000     3,852,000      826,000    1,191,000
Write-offs, net of
  recoveries..........   (2,834,000)   (2,853,000)    (529,000)    (625,000)   (2,949,000)   (3,310,000)    (679,000)    (930,000)
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
Allowance for credit
  losses, End of
  period..............  $ 2,660,000   $ 2,565,000   $2,786,000   $3,169,000   $ 3,169,000   $ 3,711,000   $3,316,000   $3,972,000
                        ===========   ===========   ==========   ==========   ===========   ===========   ==========   ==========


     The allowance for credit losses in the Small Loan Portfolio includes the following:


                               YEARS ENDED             TWO MONTHS ENDED              YEARS ENDED            THREE MONTHS ENDED
                               OCTOBER 31,               DECEMBER 31,               DECEMBER 31,                 MARCH 31,
                        -------------------------   -----------------------   -------------------------   -----------------------
                           1993          1994          1993         1994         1994          1995          1995         1996
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
                                                                                                                (UNAUDITED)
Allowance for credit
  losses, Beginning of
  period..............                $    66,000   $   66,000   $  190,000   $   107,000   $   543,000   $  543,000   $1,194,000
Provision for credit
  losses..............  $    66,000       244,000       41,000      388,000       591,000     1,547,000      280,000      899,000
Write-offs, net of
  recoveries..........                   (120,000)                  (35,000)     (155,000)     (896,000)     (86,000)    (487,000)
                        -----------   -----------   ----------   ----------   -----------   -----------   ----------   ----------
Allowance for credit
  losses, End of
  period..............  $    66,000   $   190,000   $  107,000   $  543,000   $   543,000   $ 1,194,000   $  737,000   $1,606,000
                        ===========   ===========   ==========   ==========   ===========   ===========   ==========   ==========


     The allowance for credit losses in the Automobile Finance Portfolio, which began in 1995, includes the following:


                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                             YEAR ENDED             1996
                                                            DECEMBER 31,     ------------------
                                                                1995
                                                            ------------        (UNAUDITED)
    Allowance for credit losses, beginning of period......    $     --            $410,000
    Provision for credit losses...........................     410,000             194,000
    Write-offs, net of recoveries.........................          --             (60,000)
                                                              --------            --------
    Allowance for credit losses, end of period............    $410,000            $544,000
                                                              ========            ========

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

     The allowance for credit losses in the Travel Finance Portfolio, which began in 1995, includes the following:


                                                                                 THREE MONTHS ENDED
                                                                                     MARCH 31,
                                                                 YEAR ENDED             1996
                                                                DECEMBER 31,     ------------------
                                                                    1995
                                                                ------------        (UNAUDITED)
    Allowance for credit losses, beginning of period..........    $     --            $ 50,000
    Provision for credit losses...............................      50,000              63,000
    Write-offs, net of recoveries.............................          --             (43,000)
                                                                   -------            --------
    Allowance for credit losses, end of period................    $ 50,000            $ 70,000
                                                                   =======            ========


5. PROPERTY AND EQUIPMENT

     Property and equipment, net consist of:


                                                            DECEMBER 31,
                                                        ---------------------      MARCH 31,
                                                         1994         1995           1996
                                                        ------     ----------     -----------
                                                                                  (UNAUDITED)
    Land..............................................  $   --     $1,568,000     $ 1,568,000
    Improvements......................................                146,000         154,000
    Furniture, equipment and software.................   8,000        417,000         467,000
                                                        ------     ----------      ----------
                                                         8,000      2,131,000       2,189,000
    Less accumulated depreciation and amortization....   1,000         71,000          91,000
                                                        ------     ----------      ----------
                                                        $7,000     $2,060,000     $ 2,098,000
                                                        ======     ==========      ==========


6. INTANGIBLE ASSETS

     Intangible assets consist of:


                                                         DECEMBER 31,
                                                  ---------------------------      MARCH 31,
                                                     1994            1995            1996
                                                  -----------     -----------     -----------
                                                                                  (UNAUDITED)
    Excess of purchase price over the fair value
      of net assets acquired....................  $ 1,662,000     $ 1,662,000     $ 1,662,000
    Less accumulated amortization...............      208,000         263,000         277,000
                                                  -----------     -----------     -----------
                                                  $ 1,454,000     $ 1,399,000     $ 1,385,000
                                                  ===========     ===========     ===========


7. NOTES PAYABLE

     Notes payable consist of:


                                                         DECEMBER 31,
                                                  ---------------------------      MARCH 31,
                                                     1994            1995            1996
                                                  -----------     -----------     -----------
                                                                                  (UNAUDITED)
    Bank of America line of credit..............  $38,825,000     $40,317,000     $38,529,000
    Wells Fargo line of credit..................   10,020,000      23,650,000      21,950,000
                                                  -----------     -----------     -----------
                                                  $48,845,000     $63,967,000     $60,479,000
                                                  ===========     ===========     ===========


     The Company has a line of credit agreement with Bank of America National Trust and Savings Association (the "Bank of America Line of Credit") that, as amended, provides for the issuance of notes up to $60,000,000, subject to an allowable borrowing base. The amounts outstanding under these notes bear interest

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES at rates that are determined by the type of borrowing. Borrowings under the notes are collateralized by the Consumer Product Portfolio. The Bank of America Line of Credit, as amended, matures on August 30, 1996 and contains certain restrictive covenants that prohibit the Company from paying dividends and require, among other things, the maintenance of certain financial ratios and amounts. The Company is required to maintain specified levels of tangible net worth and cash flow to interest coverage ratios, and cannot exceed a specified ratio of debt to tangible net worth, as such terms are defined in the line of credit agreement. Other ratios must be maintained related to the performance of the Company's Consumer Product Portfolio. Borrowings under the facility bore interest at weighted average rates of 8.21% and 7.89% per annum as of December 31, 1995 and March 31, 1996 (unaudited), respectively. The amount of unused credit under the facility was limited by the allowable borrowing base and was approximately $962,000 at December 31, 1995. The credit facility was fully utilized at March 31, 1996.



     The Company has a line of credit agreement with Wells Fargo Bank National Association (the "Wells Fargo Line of Credit") that, as amended, provides for the issuance of notes up to $30,000,000, subject to an allowable borrowing base. The amounts outstanding under these notes bear interest at rates that are determined by the type of borrowing. Borrowings under the notes are collateralized by the Small Loan, Automobile Finance and Travel Finance Portfolios. The Wells Fargo Line of Credit, as amended, expires on July 1, 1996. The credit facility contains certain restrictive covenants that prohibit the Company from paying dividends and require, among other things, the maintenance of certain financial ratios and amounts. The Company is required to maintain specified levels of tangible net worth, net income, and cash flow to interest coverage ratios, and cannot exceed a specified ratio of debt to tangible net worth, as such terms are defined in the line of credit agreement related to one of the Company's subsidiaries. Other ratios must be maintained related to the performance of the Company's Small Loan, Automobile Finance and Travel Finance Portfolios. Borrowings under the facility bore interest at weighted average rates of 8.11% and 7.71% per annum as of December 31, 1995 and March 31, 1996 (unaudited), respectively. The amount of unused credit under the facility was limited by the allowable borrowing base and was approximately $4,134,000 and $5,996,000 at December 31, 1995 and March 31, 1996 (unaudited), respectively.



     The Company is required to pay a commitment fee of 0.375% per annum for unused portions of its lines of credit. These fees totaled $118,000, $88,000, $24,000, $14,000, $78,000, $179,000, $19,000 and $54,000 for the years ended
October 31, 1993 and 1994, the two months ended December 31, 1993 and 1994, the years ended December 31, 1994 and 1995, and the three months ended March 31, 1995 and 1996 (unaudited), respectively, and are included with operating expenses in the consolidated statements of income.


8. LONG-TERM DEBT


     Long-term debt consists of a promissory note payable to a bank that bears interest at the bank's reference rate (8.25% at March 31, 1996 (unaudited)). Interest is payable monthly and the principal is due July 1998. The note is secured by a deed of trust.


9. INCOME TAXES

     The Company pays federal and state income taxes as part of its parent company's consolidated group. Income tax obligations are paid by an affiliated company and allocated to the Company based upon separate computations of Central and its subsidiaries' taxable income.

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

     The provision (benefit) for income taxes consists of the following:



                                   YEARS ENDED           TWO MONTHS ENDED           YEARS ENDED
                                   OCTOBER 31,             DECEMBER 31,            DECEMBER 31,
                              ----------------------   --------------------   -----------------------
                                1993         1994        1993       1994         1994         1995
                              ---------   ----------   --------   ---------   ----------   ----------
Currently payable:
  Federal...................  $ 653,000   $1,266,000   $136,000   $ 243,000   $1,373,000   $2,289,000
  State.....................    195,000      367,000     38,000      72,000      401,000      652,000
                              ---------   ----------   --------   ---------   ----------   ----------
                                848,000    1,633,000    174,000     315,000    1,774,000    2,941,000
                              ---------   ----------   --------   ---------   ----------   ----------
Deferred:
  Federal...................   (213,000)      44,000    (37,000)   (301,000)    (220,000)    (661,000)
  State.....................    (63,000)      17,000    (10,000)    (88,000)     (61,000)    (168,000)
                              ---------   ----------   --------   ---------   ----------   ----------
                               (276,000)      61,000    (47,000)   (389,000)    (281,000)    (829,000)
                              ---------   ----------   --------   ---------   ----------   ----------
Provision (benefit) for
  income taxes..............  $ 572,000   $1,694,000   $127,000   $ (74,000)  $1,493,000   $2,112,000
                              =========   ==========   ========   =========   ==========   ==========



     A reconciliation of the provision for income taxes to the statutory rates is as follows:



                                                                                                             THREE MONTHS
                                                                          TWO MONTHS
                                                       YEARS ENDED          ENDED           YEARS ENDED          ENDED
                                                       OCTOBER 31,       DECEMBER 31,      DECEMBER 31,        MARCH 31,
                                                      -------------     --------------     -------------     -------------
                                                      1993     1994     1993     1994      1994     1995     1995     1996
                                                      ----     ----     ----     -----     ----     ----     ----     ----
                                                                                                              (UNAUDITED)
Federal income taxes at statutory rates............. 34.0%    35.0%    35.0%    (35.0)%   35.0%    35.0%    35.0%    35.0%
State franchise taxes, net of federal benefit.......  6.4      6.0      5.9       (5.1)    6.0      6.0      6.0      6.1
Amortization of the excess purchase price over the
  fair value of assets required.....................  1.4      0.5      1.0        1.6     0.5      0.4      0.4      0.2
Other...............................................           (1.0)    (0.9)      0.9     (0.9)    (1.0)    (0.8)    (1.3)
                                                      ----     ----     ----     -----     ----     ----     ----     ----
                                                      41.8%    40.5%    41.0%    (37.6)%   40.6%    40.4%    40.6%    40.0%
                                                      =====    =====    =====    =====     =====    =====    ====     ====


     The tax effects of temporary differences giving rise to deferred income tax assets and liabilities are as follows:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                     1994           1995
                                                                  ----------     ----------
    Deferred income tax assets:
      Allowance for credit losses...............................  $1,607,000     $2,323,000
      Deferred revenue..........................................     145,000        162,000
      Los Angeles Revitalization Zone credit carryforward.......     320,000        526,000
      Other.....................................................    (108,000)       (12,000)
      Valuation Allowance.......................................    (320,000)      (526,000)
                                                                  ----------     ----------
                                                                  $1,644,000     $2,473,000
                                                                  ==========     ==========

     The Company has available state income tax credit carryforwards that arise from operating in the Los Angeles Revitalization Zone. A valuation allowance was recorded to reduce the carrying value of these tax credit carryforwards to zero because it is more likely than not that some portion of the carryforwards will not be realized.

11. RELATED PARTY TRANSACTIONS

     As discussed in Note 1, prior to the effectiveness of its proposed initial public offering, the Company will enter into the Reorganization Agreement and certain other agreements with Banner, the predominant source

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES of the Company's consumer product contracts, and Holdings (the "Financing Agreement," the "Option Agreement," and the "Operating Agreement"). The accompanying consolidated financial statements have been prepared as if such agreements and the Reorganization Agreement were in place from 1991.


     The Financing Agreement grants the Company the exclusive right to provide financing to Banner's customers for a term of fifteen years from the date of the Reorganization and provides that the Company will purchase the contracts from Banner at face value less a 1.6% transaction fee, or, if the Company originates such receivables, Banner will be obligated to pay the Company a fee of 1.6% on each such receivable originated by the Company. The Company may terminate the Financing Agreement at any time upon one year's prior written notice to Banner. In the accompanying consolidated financial statements, the transaction fee was computed based on 1.6% of the average net receivables in the Consumer Product Portfolio, which approximates the transaction fee that would be computed based on 1.6% of net contracts purchased from Banner recognized using the interest method. The transaction fee totaled $830,000, $844,000 $137,000, $150,000,
$857,000, $916,000, $229,000 and $227,000 for the years ended October 31, 1993 and 1994, the two months ended December 31, 1993 and 1994, the years ended December 31, 1994 and 1995, and the three months ended March 31, 1995 and 1996 (unaudited), respectively.



     The Option Agreement provides that Holdings will grant the Company an option, exercisable for a two-year period commencing one year from the date of the Reorganization, to acquire all of the outstanding capital stock of Banner (the "Option") at an exercise price equal to the book value of Banner for the month ended immediately preceding the exercise. If the Company exercises the Option, the exercise price is payable in cash or in shares of the Company's common stock.



     The Operating Agreement provides, among other things, that Banner, Holdings or their affiliates will be obligated to provide to the Company, and the Company will be obligated to utilize, certain services, including accounting, management information systems and employee benefits. If such services involve an allocation of expenses, such allocation shall be made on a reasonable basis. To the extent that such services directly relate to the finance portion of the consumer products business contributed by Banner to the Company, or to the extent that other costs are incurred by Banner, Holdings or their affiliates that directly relate to the Company, the Company is obligated to pay Banner's, Holdings' or their affiliates' actual cost of providing such services or incurring such costs. Employee benefit expenses will be allocated to the Company based on the ratio of actual payroll expenses of employees in the consumer products business contributed by Banner to the Company compared to total actual payroll expenses of Banner before such allocation. Accounting expenses will be allocated 50% to the Company. The operating costs of Banner's management information systems function will be allocated initially 50% to the Company for a period of five years, subject to adjustment from time to time to reflect changing costs and usage. Except for management information systems services, the Operating Agreement continues until terminated by either the Company, Holdings or Banner upon one year's prior written notice. Termination may be made on a service-by-service basis or in total.


12. PROFIT-SHARING PLAN


     The Company participates along with other affiliated companies, in a profit-sharing plan that covers substantially all employees who meet certain age and length-of-service requirements. Annual contributions are contingent upon current and accumulated profits and are at the sole discretion of the Board of Directors. Profit-sharing expense allocated to the Company for the years ended October 31, 1993 and 1994, the two months ended December 31, 1993 and 1994, the years ended December 31, 1994 and 1995, and the three months ended March 31, 1995 and 1996 (unaudited) was $62,000, $53,000, $16,000, $11,000, $48,000,
$55,000, $7,000 and $11,000, respectively.

           CENTRAL FINANCIAL ACCEPTANCE CORPORATION AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENCIES

     The Company is allocated 50% of the cost of various computer equipment operating leases from Banner, an affiliated company (see Note 11). These leases expire at various times from 1997 through 2000. The Company's stand-alone loan and travel centers are leased under noncancelable operating leases that generally have five-year terms with options to renew.

     Aggregate minimum lease commitments under the location leases and one-half of the computer equipment minimum lease commitments of Banner are as follows:



                                                        MARCH 31,
      YEAR ENDING                     DECEMBER 31,        1996
      DECEMBER 31                         1995         ----------
       -----------                    ------------     (UNAUDITED)
       1996........................   $   520,000     $  552,000
       1997........................       384,000        502,000
       1998........................       245,000        349,000
       1999........................       109,000        194,000
       2000........................        43,000        106,000
                                       ----------     ----------
                                      $ 1,301,000     $1,703,000
                                      ===========     ==========



     Aggregate rental expense for the years ended October 31, 1993 and 1994, the two months ended December 31, 1993 and 1994, the years ended December 31, 1994 and 1995, and the three months ended March 31, 1995 and 1996 (unaudited) was $240,000, $320,000, $39,000, $67,000, $348,000, $458,000, $110,000 and $191,000,
respectively.


     The Company is from time to time involved in routine litigation incidental to the conduct of its business. Management of the Company believes that litigation currently pending will not have a material adverse effect on the Company's financial position or results of operations.

                                  * * * * * *

- ------------------------------------------------------
- ------------------------------------------------------

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.
                                -----------------
                                TABLE OF CONTENTS
                                -----------------


                                        Page
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     8
The Reorganization and Certain
  Relationships and Agreements Among
  the Company, Banner, Holdings and
  Other Affiliates....................    13
Recent Developments...................    17
Use of Proceeds.......................    17
Dividend Policy.......................    17
Capitalization........................    18
Dilution..............................    19
Selected Financial Data...............    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    22
Business..............................    34
Management............................    41
Principal Shareholders................    48
Description of Capital Stock..........    49
Shares Eligible Available for Future
  Sale................................    51
Underwriting..........................    52
Legal Matters.........................    53
Experts...............................    53
Additional Information................    53
Index to Consolidated Financial
  Statements..........................   F-1


                          ----------------------------

  Until      , 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------


                                1,850,000 SHARES



                                      LOGO

                              FINANCIAL ACCEPTANCE
                                  CORPORATION

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                             MONTGOMERY SECURITIES
                                        , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the Offering, all of which will be borne by the Registrant, are as follows:


    Registration Fee.........................................................  $ 9,576.72
    NASD Fee.................................................................    3,277.25
    NASDAQ National Market Fee...............................................   35,000.00
    Transfer Agent and Registrar Fees........................................           *
    Printing.................................................................   55,000.00
    Legal Fees and Expenses..................................................           *
    Accounting Fees..........................................................           *
    Blue Sky Qualification Fees and Expenses.................................   15,000.00
    Miscellaneous............................................................           *
                                                                               ----------
              Total..........................................................  $        *
                                                                               ==========


- ---------------
* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations such as the Registrant are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjusted to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article Eight of the Registrant's Certificate of Incorporation and Article Six of the Registrant's By-laws entitles officers, directors and controlling persons of the Registrant to indemnification to the full extent permitted by Section 145 of the DGCL, as the same may be supplemented or amended from time to time.


     Article Seven of the Registrant's Certificate of Incorporation provides that no director shall have any personal liability to the Registrant or its stockholders for any monetary damages for breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director (i) for breach of such director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (involving certain unlawful dividends or stock repurchases) or (iv) for any transaction from which such director derived an improper personal benefit. Amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On April 11, 1996, the Registrant issued 100 shares of Common Stock to Banner's Central Electric, Inc. in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. All of such shares were issued in connection with the formation of the Registrant.

ITEM 16.  EXHIBITS


  1.1**   Form of Underwriting Agreement.
  2.1     Reorganization Agreement between the Company, Banner's Central Electric, Inc. and
          Banner Holdings, Inc. dated           , 1996.
  3.1*    Certificate of Incorporation of the Registrant.
  3.2*    By-laws of the Registrant.
  4.1**   Specimen Common Stock Certificate of the Registrant.
  5.1**   Opinion of Stroock & Stroock & Lavan.
 10.1     1996 Stock Option Plan dated as of June   , 1996.
 10.2     Indemnification Agreement between the Company and certain directors and officers of the Company.
 10.3**   Employment Agreement between the Company and Gary M. Cypres dated           , 1996.
 10.4     Financing Agreement between the Company, Banner's Central Electric, Inc. and Banner
          Holdings, Inc. dated           , 1996.
 10.5     Option Agreement between the Company, Banner's Central Electric, Inc. and Banner
          Holdings, Inc. dated           , 1996.
 10.6     Operating Agreement between the Company, Banner's Central Electric, Inc. and Banner
          Holdings, Inc. dated           , 1996.
 10.7     Tax Sharing Agreement between the Company, Banner's Central Electric, Inc. and
          Banner Holdings, Inc. dated           , 1996.
 10.8     Indemnification Agreement between the Company, Banner's Central Electric, Inc. and
          Banner Holdings, Inc. dated           , 1996.
 10.9     Indemnification Agreement dated June   , 1996 between the Company and Banner
          Holdings, Inc.
10.10     Credit Agreement dated as of December 14, 1993 among Banner's Central Electric
          Consumer Finance Company and Wells Fargo Bank, N.A., as amended.
10.11     Credit Agreement amended and restated as of April 29, 1996 among           and Bank
          of America National Trust and Savings Association.
10.12**   Central Financial Acceptance Corporation Supplemental Executive Retirement Plan
          dated as of June   , 1996.
10.13**   Central Financial Acceptance Corporation Executive Deferred Salary and Bonus Plan
          dated as of June   , 1996.
 21.1     Subsidiaries of the Registrant.
 23.1**   Consent of Stroock & Stroock & Lavan (to be included in Exhibit 5.1).
 23.2     Consent of Deloitte & Touche LLP.
 23.3     Consent of Louis Caldera
 23.4     Consent of Jose de Jesus Legaspi
 24.1     Power of Attorney (included on the signature page).


- ---------------

 * Previously filed.



** To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Commerce, State of California, on the 4th day of June 1996.


                                  CENTRAL FINANCIAL ACCEPTANCE CORPORATION

                                  By: /s/           Gary M. Cypres

                                     -------------------------------------------
                                                   Gary M. Cypres
                                        Chief Executive Officer and President


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary M. Cypres and Russell J. Grisanti, or either of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registrant's Registration Statement on Form S-1 under the Securities Act of 1993 including, without limiting the generality of the foregoing, to sign the Registration Statement in the name and on behalf of the Registrant or on behalf of the undersigned as a director or officer of the Registrant, and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities as the Registration Statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                  TITLE                     DATE
- ------------------------------------------  -----------------------------------  -------------
          /s/            GARY M.            Chairman of the Board of Directors,   June 4, 1996
                   CYPRES                     Chief Executive Officer and
- ------------------------------------------    President (Principal Executive
              Gary M. Cypres                  Officer)
         /s/          RUSSELL J.            Senior Vice President and Chief       June 4, 1996
                  GRISANTI                    Financial Officer (Principal
- ------------------------------------------    Financial and Accounting Officer)
           Russell J. Grisanti

GRAPHIC ON INSIDE FRONT COVER PAGE:

     Seven graphs covering the changing U.S. ethnic profile for the years indicated. All figures are derived from the U.S. Bureau of Census Current Population Report, and such source is indicated thereon. The first graph shows a total U.S. population in the year 1995 of 263 million people, 73.7% of whom are Whites and 26.3% of whom are Minorities, of which 10.2% are Hispanic, 12.0% are Blacks and 4.1% are Asian and Other.

     The second graph shows a total projected U.S. population in the year 2005 of 286 million people, 69.9% of whom are Whites and 30.1% of whom are Minorities, of which 12.6% are Hispanic, 12.4% are Blacks and 5.1% are Asian and Other.

     The third graph shows a total projected U.S. population in the year 2020 of 323 million people, 64.3% of whom are Whites and 35.7% of whom are Minorities, of which 16.2% are Hispanic, 12.9% are Blacks and 6.6% are Asian and Other.

     The fourth graph shows a total U.S. population in the year 1995 of 263 million people, of which 193.8 million are Whites, 26.9 million are Hispanic,
31.6 million are Blacks and 10.7 million are Asian and Other.

     The fifth graph shows a total projected U.S. population in the year 2005 of 286 million people, of which 200.1 million are Whites, 36.1 million are Hispanic, 35.5 million are Blacks and 14.3 million are Asian and Other.

     The sixth graph shows a total projected U.S. population in the year 2020 of 323 million people, of which 207.6 million are Whites, 52.7 million are Hispanic, 41.5 million are Blacks and 21.2 million are Asian and Other.

     The seventh graph shows a projected population change from the year 1995 to the year 2020 of 60 million people, comprised of a projected increase in the White population of 13.8 million, in the Hispanic population of 25.8 million, in the Black population of 9.9 million and in the Asian and Other population of
10.5 million.

TEXT AT BOTTOM OF PAGE:

     By the year 2020, minorities are projected to be 35% of the United States population and will aggregate 115 million people.

     For the period 1995 to 2020, minorities are projected to account for over 75% of the population growth.

     Hispanics are projected to be the largest minority group with a total population of over 50 million by the year 2020.

     Source: U.S. Bureau of Census Current Population Report, p. 25-1130.

GRAPHIC ON INSIDE FACING PAGE:

     The Registrants logo,"Central" and the names of each of its operating subsidiaries, Central Installment Credit Corporation, Central Consumer Finance Company, Central Auto Sales, Inc., Centravel, Inc., Central Financial Acceptance/Insurance Agency, Inc., and Central Premium Finance Company.

GRAPHIC ON FOLD-OUT OF THE TOP HALF OF INSIDE FACING PAGE:

     Five graphs covering the changing U.S. ethnic profile in California for the years indicated. All figures are derived from the Center for Continuing Study of the California Economy -- 1995 Report, and such source is indicated thereon. The first graph shows a total California population in the year 1980 of 23.7 million people, 66.6% or 15.8 million of whom are Whites and 33.4% of whom are Minorities, of which 19.0% or 4.5 million are Hispanic, 7.6% or 1.8 million are Blacks and 6.8% or 1.6 million are Asian and Other.

     A second graph shows a total California population in 1995 of 32.7 million people, 53.5% or 17.5 million of whom are Whites and 46.5% of whom are Minorities, of which 28.8% or 9.4 million are Hispanic, 6.7% or 2.2 million are Blacks and 11.0% or 3.6 million are Asian and Other.

     A third graph shows a total projected California population in 2005 of 38.3 million people, 46.7% or 17.9 million of whom are Whites and 53.3% of whom are Minorities, of which 34.1% or 13 million are Hispanic, 6.2% or 2.4 million are Blacks and 13.0% or 5.0 million are Asian and Other.

     A fourth graph shows a total projected California population in 2010 of
40.9 million people, 43.8% or 17.9 million of whom are Whites and 56.2% of whom are Minorities, of which 36.4% or 14.9 million are Hispanic, 6.1% or 2.4 million are Blacks and 13.7% or 5.7 million are Asian and Other.

     A fifth graph shows a projected population change from the year 1980 to the year 2020 of 17.2 million people, comprised of a projected increase in the White population of 2.1 million or 12.2%, in the Hispanic population of 10.4 million or 60.4%, in the Black population of 0.7 million or 4.1%, and in the Asian and Other population of 4.0 million or 23.3%.

TEXT BENEATH THE GRAPHS:

     By the year 2010, minorities are projected to be 56.2% of the California population.

     For the period 1980 to 2010, it is estimated that minorities will account for over 87% of the population growth in California.

     Hispanics are projected to continue to be the fastest growing minority with a total population of 14.9 million by the year 2010.

     Source: Center for Continuing Study of the California Economy, 1995 Report.

GRAPHIC ON THE FOLD-OUT OF THE LEFT-HAND SIDE OF THE BOTTOM HALF OF THE INSIDE FACING PAGE:

     A drawing of the State of California next to a heading stating "Major Hispanic Population Regions of California 1996." All figures are derived from the Strategy Research Corporation 1996 U.S. Hispanic Market Study, and such source is indicated thereon. The following areas and Hispanic populations are indicated on the drawing: San Francisco Bay Area, 1,120,000; San Benito, Monterey and San Luis Obispo, 223,000; Santa Barbara, 158,000; Ventura, 228,000; Los Angeles, 4,185,000; Orange, 736,000; San Diego, 643,000; Imperial, 103,000;
Riverside, 305,000; San Bernardino, 504,000; Kern, 180,000; Fresno, 632,000;
Sacramento, 553,000.

GRAPHIC ON THE FOLD-OUT OF THE RIGHT-HAND SIDE OF THE BOTTOM HALF OF THE INSIDE FACING PAGE:

     A table entitled "Top Ten States with Largest Hispanic Population 1996". All figures are derived from the Strategy Research Corporation 1996 U.S. Hispanic Market Study, and such source is indicated thereon. The following states and Hispanic populations are indicated: California, 9,800,000; Texas, 5,600,000; New York, 2,570,000; Florida, 2,040,000; Illinois, 1,110,000;
Arizona, 940,000; New Jersey, 900,000; New Mexico, 730,000; Colorado, 530,000;
Massachusetts, 350,000; total, 24,570,000; and percentage of U.S. Hispanic population covered by such nine states equals 90%.

INSIDE FOLD-OUT BACK COVER PAGE:

     A montage on the top half of the page of seven photographs of customers at various of the Company's locations and six photographs of six of the Company's storefronts. On the bottom half of the page, samples of four print advertisements; one page from each of the consumer product finance, travel finance, small loan and used automobiles businesses.

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
- ------     ----------------------------------------------------------------------    ------------
  1.1 **   Form of Underwriting Agreement........................................
  2.1      Reorganization Agreement between the Company, Banner's Central
           Electric, Inc. and Banner Holdings, Inc. dated           , 1996.......
  3.1 *    Certificate of Incorporation of the Registrant........................
  3.2 *    By-laws of the Registrant.............................................
  4.1 **   Specimen Common Stock Certificate of the Registrant...................
  5.1 **   Opinion of Stroock & Stroock & Lavan..................................
 10.1      1996 Stock Option Plan dated as of June   , 1996......................
 10.2      Indemnification Agreement between the Company and certain directors and officers of the Company...........................................
 10.3 **   Employment Agreement between the Company and Gary M. Cypres dated
                          , 1996.................................................
 10.4      Financing Agreement between the Company, Banner's Central Electric,
           Inc. and Banner Holdings, Inc. dated           , 1996.................
 10.5      Option Agreement between the Company, Banner's Central Electric, Inc.
           and Banner Holdings, Inc. dated           , 1996......................
 10.6      Operating Agreement between the Company, Banner's Central Electric,
           Inc. and Banner Holdings, Inc. dated           , 1996.................
 10.7      Tax Sharing Agreement between the Company, Banner's Central Electric,
           Inc. and Banner Holdings, Inc. dated           , 1996.................
 10.8      Indemnification Agreement between the Company, Banner's Central
           Electric, Inc. and Banner Holdings, Inc. dated           , 1996.......
 10.9      Indemnification Agreement dated June   , 1996 between the Company and
           Banner Holdings, Inc..................................................
10.10      Credit Agreement dated as of December 14, 1993 among Banner's Central
           Electric Consumer Finance Company and Wells Fargo Bank, N.A., as
           amended...............................................................
10.11      Credit Agreement amended and restated as of April 29, 1996 among and Bank of America National Trust and Savings
           Association. .........................................................
10.12 **   Central Financial Acceptance Corporation Supplemental Executive
           Retirement Plan dated as of June   , 1996.............................
10.13 **   Central Financial Acceptance Corporation Executive Deferred Salary and
           Bonus Plan dated as of June   , 1996..................................
 21.1      Subsidiaries of the Registrant........................................
 23.1 **   Consent of Stroock & Stroock & Lavan (to be included in Exhibit
           5.1)..................................................................
 23.2      Consent of Deloitte & Touche LLP......................................
 23.3      Consent of Louis Caldera..............................................
 23.4      Consent of Jose de Jesus Legaspi......................................
 24.1      Power of Attorney (included on the signature page)....................


- ---------------

 * Previously filed.



** To be filed by amendment.